SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: May 15, 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER,

BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

First quarter Financial Statements and Notes

First quarter MD&A

CEO Certification

CFO Certification

FIRST QUARTER REPORT

MARCH 31, 2012

IVANHOE MINES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	March 31, 2012	December 31, 2011
(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents (Note 3)	$895,132	$998,054
Accounts receivable	81,097	102,460
Inventories (Note 4)	156,972	108,483
Prepaid expenses	51,510	56,327

TOTAL CURRENT ASSETS	1,184,711	1,265,324

LONG-TERM INVESTMENTS (Note 5)	99,236	107,277
OTHER LONG-TERM INVESTMENTS (Note 6)	337,740	317,325
PROPERTY, PLANT AND EQUIPMENT (Note 7)	4,991,476	4,363,501
DEFERRED INCOME TAXES	36,579	33,062
OTHER ASSETS	52,904	50,339

TOTAL ASSETS	$6,702,646	$6,136,828

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$553,509	$681,185
Amounts due under credit facilities (Note 8)	45,799	44,884
Interest payable on long-term debt (Note 9 and 10)	14,911	10,808

TOTAL CURRENT LIABILITIES	614,219	736,877

CONVERTIBLE CREDIT FACILITY (Note 9)	142,659	141,853
INTERIM FUNDING FACILITY (Note 10)	1,104,366	400,655
PAYABLE TO RELATED PARTY	66,140	56,783
DEFERRED INCOME TAXES	7,960	15,282
ASSET RETIREMENT OBLIGATIONS	61,101	45,553

TOTAL LIABILITIES	1,996,445	1,397,003

CONTINGENCIES (Note 17)

EQUITY

SHARE CAPITAL (Note 11)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
741,347,768 (2011 — 739,382,976) common shares	6,848,403	6,819,367
ADDITIONAL PAID-IN CAPITAL	1,401,727	1,389,721
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	17,645	(2,300)
DEFICIT	(3,564,548)	(3,483,948)

TOTAL IVANHOE MINES LTD. SHAREHOLDERS’ EQUITY	4,703,227	4,722,840

NONCONTROLLING INTERESTS (Note 12)	2,974	16,985

TOTAL EQUITY	4,706,201	4,739,825

TOTAL LIABILITIES AND EQUITY	$6,702,646	$6,136,828

APPROVED BY THE BOARD:

/s/ J. Gardiner	/s/ L. Mahler
J. Gardiner, Director	L. Mahler, Director

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended March 31,
	2012	2011
(Unaudited)
REVENUE	$40,153	$20,158
COST OF SALES
Production and delivery	(19,579)	(12,158)
Depreciation and depletion	(6,337)	(2,799)
Write-down of carrying value of inventory	(4,472)	(5,318)

COST OF SALES	(30,388)	(20,275)

EXPENSES
Exploration (Note 11 (a))	(76,757)	(46,223)
General and administrative (Note 11 (a))	(31,518)	(25,278)
Depreciation	(1,717)	(512)
Accretion of asset retirement obligations	(953)	(162)

TOTAL EXPENSES	(141,333)	(92,450)

OPERATING LOSS	(101,180)	(72,292)

OTHER INCOME (EXPENSES)
Interest income	5,889	5,138
Interest expense	(735)	(4,347)
Accretion of convertible credit facility (Note 9)	(31)	(14)
Foreign exchange gains	9,911	3,149
Unrealized losses on long-term investments (Note 5 (d))	(372)	(3,762)
Realized gain on sale of long-term investments (Note 5 (d))	85	—
Unrealized gains on other long-term investments	8,873	388
Realized gain on redemption of other long-term investments (Note 6 (a))	8	33
Change in fair value of derivative (Note 11 (c))	—	(432,536)
Change in fair value of embedded derivatives (Note 9)	(776)	(36,781)
Write-down of carrying value of long-term investments (Note 5)	(3,860)	—
Gain on sale of long-term investment	—	10,628

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(82,188)	(530,396)
(Provision) recovery of income taxes	(4,388)	12,898
Share of loss of significantly influenced investees (Note 5)	(18,287)	(3,714)

NET LOSS	(104,863)	(521,212)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 12)	24,263	28,712

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(80,600)	$(492,500)

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD.	$(0.11)	$(0.79)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	740,596	620,542

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.

Consolidated Statements of Comprehensive Loss

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended March 31,
	2012	2011
(Unaudited)
NET LOSS	$(104,863)	$(521,212)
OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized (losses) gains on available-for-sale equity securities, net of tax recovery (provision) of $2,075, ($6,458)	(4,402)	46,550
Unrealized gains on available-for-sale debt securities, net of tax of $nil, $nil	24,548	1,820
Currency translation adjustments, net of tax of $nil, $nil	4,912	1,494
Less: reclassification adjustments for losses recorded in earnings:
Long-term investments
Other-than-temporary impairment charges	2,685	—

TOTAL OTHER COMPREHENSIVE INCOME	27,743	49,864

TOTAL COMPREHENSIVE LOSS	$(77,120)	$(471,348)

COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Ivanhoe Mines Ltd.	$(60,655)	$(465,318)
Noncontrolling interests	(16,465)	(6,030)

	$(77,120)	$(471,348)

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

	Share Capital		Additional	Accumulated Other
	Number of		Paid-In	Comprehensive		Noncontrolling
	Common Shares	Amount	Capital	(Loss) Income	Deficit	Interests	Total
Balances, December 31, 2011	739,382,976	$6,819,367	$1,389,721	$(2,300)	$(3,483,948)	$16,985	$4,739,825
Net loss	—	—	—	—	(80,600)	(24,263)	(104,863)
Other comprehensive income	—	—	—	19,945	—	7,798	27,743
Shares issued for:
Exercise of stock options	1,517,987	20,379	(9,672)	—	—	—	10,707
Exercise of subscription right (Note 11 (b))	439,216	8,489	—	—	—	—	8,489
Bonus shares	(1,250)	—	—	—	—	—	—
Share purchase plan	8,839	168	—	—	—	—	168
Other increase in noncontrolling interests (Note 12)	—	—	—	—	—	2,454	2,454
Dilution gains	—	—	691	—	—	—	691
Stock-based compensation	—	—	20,987	—	—	—	20,987

Balances, March 31, 2012	741,347,768	$6,848,403	$1,401,727	$17,645	$(3,564,548)	$2,974	$4,706,201

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2011
(Unaudited)
OPERATING ACTIVITIES

Cash used in operating activities (Note 13)	$(113,250)	$(66,689)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations (Note 2)	13,000	—
Purchase of short-term investments	—	(20,657)
Purchase of long-term investments	(18,000)	(8,537)
Purchase of other long-term investments	—	(45,000)
Proceeds from redemption of short-term investments	—	80,843
Proceeds from sale of long-term investments	1,141	14,000
Proceeds from redemption of other long-term investments	15,017	30,060
Expenditures on property, plant and equipment	(733,688)	(528,704)
Expenditures on other assets	(2,179)	(11,243)

Cash used in investing activities	(724,709)	(489,238)

FINANCING ACTIVITIES
Issue of share capital	19,364	1,156,118
Proceeds from interim funding facility (Note 10)	703,711	—
(Repayment of) proceeds from credit facilities	(303)	4,608
Noncontrolling interests' reduction of investment in subsidiaries	(960)	(8,784)
Noncontrolling interests' investment in subsidiaries	104	3,980

Cash provided by financing activities	721,916	1,155,922

EFFECT OF EXCHANGE RATE CHANGES ON CASH	13,121	3,786

NET CASH (OUTFLOW) INFLOW	(102,922)	603,781
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	998,054	1,264,031

CASH AND CASH EQUIVALENTS, END OF PERIOD	$895,132	$1,867,812

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$605,783	$668,433
Short-term money market instruments	289,349	1,199,379

	$895,132	$1,867,812

Supplementary cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2011.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2011.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at March 31, 2012 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2012, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.

The Company has three operating segments, its development division located in Mongolia, its coal division located in Mongolia, and its exploration division with projects located primarily in Australia and Mongolia.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.

(c)	Accounting changes

•

In May 2011, the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012. The adoption of the updated guidance had no impact on the Company’s consolidated financial position or results of operations.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Accounting changes (continued)

•

In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012, except for changes as they relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of the updated guidance had no impact on the Company’s consolidated financial position or results of operations.

2.	DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that began on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.

During 2010, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. In 2010, Ivanhoe Mines initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration. The arbitration hearing was scheduled to occur in December 2011. In November 2011, the parties reached an out-of-court settlement whereby the original purchaser agreed to pay Ivanhoe Mines a reduced balance of $13.0 million by March 31, 2012. Ivanhoe Mines received the final payment on March 28, 2012.

Ivanhoe Mines has received a total of $157.4 million in proceeds from the sale of the Savage River Project.

3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents at March 31, 2012 included SouthGobi Resources Ltd.’s (Canada) (57.7% owned) (“SouthGobi”) balance of $125.1 million (December 31, 2011 — $123.6 million) and Ivanhoe Australia Limited’s (Australia) (58.9% owned) (“Ivanhoe Australia”) balance of $103.1 million (December 31, 2011 — $170.3 million), which were not available for the Company’s general corporate purposes.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	INVENTORIES

	March 31, 2012	December 31, 2011
Coal stockpiles	$15,475	$9,390
Ore stockpiles	2,282	2,875
Concentrate	5,718	—
Materials and supplies	133,497	96,218

	$156,972	$108,483

5.	LONG-TERM INVESTMENTS

	March 31, 2012	December 31, 2011
Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$—	$—
Exco Resources N.L. (b)	14,766	14,975
Available-for-sale equity securities (c)	62,233	68,637
Held-for-trading equity securities (d)	6,003	7,431
Other equity securities, cost method (e)	16,234	16,234

	$99,236	$107,277

(a)	The Company holds a 50.0% interest in Altynalmas Gold Ltd. (“Altynalmas”), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.

	March 31, 2012	December 31, 2011
Amount due from Altynalmas	$142,669	$123,617
Share of equity method losses in excess of common share investment	(142,669)	(123,617)

Net investment in Altynalmas	$—	$—

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-bank Offered Rate (“LIBOR”) plus 3.0% and are due on demand.

During the three month period ended March 31, 2012, Ivanhoe Mines recorded a $19.1 million (2011 — $8.9 million) share of loss on this investment.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	LONG-TERM INVESTMENTS (Continued)

(b)	During the three month period ended March 31, 2012, Ivanhoe Mines recorded a $0.8 million (2011 — $5.2 million) share of income on its investment in Exco Resources N.L. (“Exco”).

At March 31, 2012, Ivanhoe Mines recorded an other-than-temporary impairment of $1.2 million against its investment in Exco based on an assessment of the fair value of Exco.

At March 31, 2012, the market value of Ivanhoe Mines’ 22.3% investment in Exco was $14.8 million (Aud$14.3 million).

(c)	Available-for-sale equity securities

	March 31, 2012				December 31, 2011
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain	Value	Interest	Basis	Gain (Loss)	Value
Aspire Mining Limited	19.9%	$27,911	$11,138	$39,049	19.9%	$27,911	$18,925	$46,836
Entrée Gold Inc. (i)	10.8%	17,272	—	17,272	10.9%	19,957	(3,202)	16,755
Emmerson Resources Limited	8.7%	3,032	2,582	5,614	8.8%	2,957	1,775	4,732
Other	—	96	202	298	—	96	218	314

		$48,311	$13,922	$62,233		$50,921	$17,716	$68,637

(i)	At March 31, 2012, Ivanhoe Mines recorded an other-than-temporary impairment of $2.7 million against its investment in Entrée Gold Inc. (“Entrée”) based on an assessment of the fair value of Entree.

(d)	Held-for-trading equity securities

During the three month period ended March 31, 2012, Ivanhoe Mines sold 7.1 million shares of Kangaroo Resources Limited (“Kangaroo”) for $1.1 million. This transaction resulted in a realized gain on sale of $0.1 million.

As at March 31, 2012, the market value of Ivanhoe Mines’ 1.3% investment in Kangaroo was $6.0 million.

(e)	Other equity securities, cost method

	March 31, 2012		December 31, 2011
	Equity Interest	Cost Basis	Equity Interest	Cost Basis
Ivanplats Limited	8.1%	$16,119	8.8%	$16,119
Ibex Resources Inc.	1.5%	115	1.6%	115

		$16,234		$16,234

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	OTHER LONG-TERM INVESTMENTS

	March 31,	December 31,
	2012	2011
Long-Term Notes (a)	$40,585	$32,277
Treasury Bill (b)	100,031	88,348
Prepayments (b)	150,378	136,103
Convertible Bonds (c)	16,746	15,627
Money Market investments (d)	30,000	44,970

	$337,740	$317,325

(a)	Long-Term Notes

As at March 31, 2012, the Company held $63.6 million (December 31, 2011 — $62.5 million) principal amount of Long-Term Notes (received in 2009 upon completion of the Asset-Backed Commercial Paper restructuring) which was recorded at a fair value of $40.6 million. The increase from December 2011 in principal of $1.1 million was due to the strengthening of the Canadian dollar. The Company has designated the Long-Term Notes as held-for-trading. Accordingly, the Long-Term Notes are recorded at fair value with unrealized gains and losses included in earnings.

There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company is aware of a limited number of trades in the Long-Term Notes that occurred prior to March 31, 2012, but does not consider them to be of sufficient volume or value to constitute an active market. Accordingly, the Company has not used these trades to determine the fair value of its notes.

The Company has used a discounted cash flow approach to value the Long-Term Notes at March 31, 2012 incorporating the following assumptions:

Bankers Acceptance Rate:	1.13%
Discount Rates:	8% to 60%
Maturity Dates:	4.7 years

Based on the discounted cash flow model as at March 31, 2012, the fair value of the Long-Term Notes was estimated at $40.6 million. As a result of this valuation, the Company recorded an unrealized gain of $7.7 million for the three month period ended March 31, 2012.

Continuing uncertainties regarding the value of the assets that underlie the Long-Term Notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the Long-Term Notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the Long-Term Notes by approximately $1.7 million.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	OTHER LONG-TERM INVESTMENTS (Continued)

(b)	Treasury Bill and Prepayments

On October 6, 2009, Ivanhoe Mines agreed to purchase three Treasury Bills (“T-Bills”) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250.0 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115.0 million, was purchased by Ivanhoe Mines on October 20, 2009 for $100.0 million and will mature on October 20, 2014.

However, on March 31, 2010 Ivanhoe Mines agreed to an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining two T-Bills. Specifically, rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115.0 million respectively, Ivanhoe Mines agreed to make two tax prepayments. Tax prepayments of $50.0 million and $100.0 million were made on April 7, 2010 and June 7, 2011 respectively.

The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already off-set fully against Mongolian taxes, the Mongolian Government must repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

The Company has designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and the Company’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

The Company has used a discounted cash flow approach to value the T-Bill and tax prepayments incorporating the following weighted average assumptions:

	T-Bill		Tax Prepayments
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Purchased Amount	$100,000,000	$100,000,000	$150,000,000	$150,000,000
Discount Rate	5.6%	9.9%	5.6%	9.9%
Term	2.6 years	2.8 years	0.5 years	1.5 years

Based on the discounted cash flow models as at March 31, 2012, the fair values of the T-Bill and tax prepayments were estimated at $100.0 million and $150.4 million respectively. As a result of these valuations, Ivanhoe Mines recorded an unrealized gain of $10.9 million on the T-Bill and an unrealized gain of $13.6 million on the tax prepayments in accumulated other comprehensive income for the three month period ended March 31, 2012.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	OTHER LONG-TERM INVESTMENTS (Continued)

(c)	Convertible Bonds

On November 10, 2011, Ivanhoe Mines participated in Ivanplats’ convertible bond offering by purchasing 15,000 bonds at $1,000 each. Upon and subsequent to Ivanplats completing a qualifying initial public offering, Ivanhoe Mines and Ivanplats shall both have the right to convert the bonds into Ivanplats common shares at a conversion price equal to the qualifying initial public offering price. The bonds bear interest at rates ranging from 8.0% to 25.51% per annum, compounded annually, depending on the timing of certain events, including the timing of a qualifying initial public offering. Upon redemption or conversion, Ivanhoe Mines is also entitled to a bonus payment equal to 11.11% of the sum of the principal and interest then outstanding. The bonds mature on November 10, 2014.

The bonds are inherently complex financial instruments. In order to reduce accounting complexity Ivanhoe Mines has elected to apply the fair value option to account for its entire holding of Ivanplats bonds. Accordingly, each reporting period the bonds shall be remeasured at fair value with changes in fair value being recognized in earnings. As at March 31, 2012, the $16.7 million (December 31, 2011—$15.6 million) aggregate fair value of the bonds was determined using an effective interest rate of 30.0%. As a result of this valuation, the Company recorded an unrealized gain of $1.1 million for the three month period ended March 31, 2012.

(d)	Money Market Investments

As at March 31, 2012, Ivanhoe Mines held $30.0 million of money market investments with remaining maturities in excess of one year.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	PROPERTY, PLANT AND EQUIPMENT

	March 31,			December 31,
	2012			2011
	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value
Mining plant and equipment
Ovoot Tolgoi, Mongolia	$29,011	$(3,512)	$25,499	$27,553	$(2,666)	$24,887
Australia	56,502	(1,040)	55,462	—	—	—

	$85,513	$(4,552)	$80,961	$27,553	$(2,666)	$24,887

Mineral property interests
Oyu Tolgoi, Mongolia	$71,985	$(6,489)	$65,496	$57,021	$(6,489)	$50,532
Ovoot Tolgoi, Mongolia	37,296	(2,143)	35,153	40,572	(1,913)	38,659
Australia	21,702	(126)	21,576	26,604	(126)	26,478
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$132,235	$(10,002)	$122,233	$125,449	$(9,772)	$115,677

Other capital assets
Oyu Tolgoi, Mongolia	$41,384	$(21,653)	$19,731	$41,252	$(20,441)	$20,811
Ovoot Tolgoi, Mongolia	390,268	(56,106)	334,162	347,135	(46,927)	300,208
Australia	14,747	(4,542)	10,205	43,730	(3,958)	39,772
Other exploration projects	4,511	(3,978)	533	4,562	(3,851)	711

	$450,910	$(86,279)	$364,631	$436,679	$(75,177)	$361,502

Capital works in progress
Oyu Tolgoi, Mongolia	$4,346,764	$—	$4,346,764	$3,753,857	$—	$3,753,857
Ovoot Tolgoi, Mongolia	56,003	—	56,003	82,760	—	82,760
Australia	20,884	—	20,884	24,818	—	24,818

	$4,423,651	$—	$4,423,651	$3,861,435	$—	$3,861,435

	$5,092,309	$(100,833)	$4,991,476	$4,451,116	$(87,615)	$4,363,501

8.	AMOUNTS DUE UNDER CREDIT FACILITIES

	March 31, 2012	December 31, 2011
Current
Non-revolving bank loans (a)	$5,747	$5,719
Two-year extendible loan facility (b)	40,052	39,165

	$45,799	$44,884

(a)	In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand. Certain securities and other investments are pledged as collateral against these bank loans.

(b)

In April 2009, Ivanhoe Mines obtained a non-revolving, two-year extendible loan facility. Upon the loan facility’s original maturity in October 2010, Ivanhoe Mines elected to utilize the first one-year extension. Ivanhoe Mines has elected to utilize the second one-year extension available to it under the loan facility, extending the loan’s maturity to October 2012. Certain securities and other investments are pledged as collateral against the loan facility.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	CONVERTIBLE CREDIT FACILITY

	March 31, 2012	December 31, 2011
Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	157	127
Reduction of carrying amount upon partial conversion	(93,370)	(93,370)

Carrying amount of debt host contract	93,495	93,465

Embedded derivative liability	49,164	48,388

Convertible credit facility	142,659	141,853

Accrued interest	7,274	6,301

Transaction costs allocated to deferred charges	(2,798)	(2,799)

Net carrying amount of convertible debenture	$147,135	$145,355

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture.

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88). Also on March 29, 2010, SouthGobi settled the $1.4 million accrued interest payable in shares on the $250.0 million converted by issuing 0.1 million shares at the 50-day volume-weighted average price conversion price of $15.97 (Cdn$16.29). On April 1, 2010, SouthGobi settled the outstanding accrued interest payable in cash on the $250.0 million converted with a cash payment of $5.7 million.

As at March 29, 2010, the fair value of the embedded derivative liability associated with the $250.0 million converted was $102.8 million, a decrease of $9.4 million compared to its fair value at December 31, 2009. The $347.6 million fair value of the SouthGobi shares issued upon conversion exceeded the $193.3 million aggregate carrying value of the debt host contract, embedded derivative liability and deferred charges. The difference of $154.3 million was recorded as a loss on conversion of the convertible debenture.

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	CONVERTIBLE CREDIT FACILITY (Continued)

As at March 31, 2012, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $49.2 million (December 31, 2011 — $48.4 million).

During the three month period ended March 31, 2012, Ivanhoe Mines capitalized $4.6 million (2011 — $1.1 million) of interest expense and $nil (2011 — $nil) of accretion expense incurred on the convertible credit facility.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.

Assumptions used in the Monte Carlo valuation model are as follows:

	March 31, 2012		December 31, 2011
Floor conversion price	Cdn$	8.88	Cdn$	8.88
Ceiling conversion price	Cdn$	11.88	Cdn$	11.88
Expected volatility		70%		71%
Risk-free rate of return		2.55%		2.41%
Spot Cdn$ exchange rate		1.01		0.98
Forward Cdn$ exchange rate curve		1.00 – 1.04		0.96 –1.01

10.	INTERIM FUNDING FACILITY

In December 2010, Rio Tinto committed to provide the Company with an initial, non-revolving interim funding facility of $1.8 billion to assist in sustaining Oyu Tolgoi Project development activities. The interim funding facility is on arm’s-length terms, with funds to be advanced to the Oyu Tolgoi Project on a month-to-month basis, if and when required. The interim funding facility matures on December 31, 2013, subject to certain early mandatory prepayment terms.

In November 2011, the Company made its first draw on the interim funding facility. As at March 31, 2012, a total of $1,104.4 million (December 31, 2011 — $400.7 million) had been drawn down on the interim funding facility.

Amounts advanced to the Company under the interim funding facility bear interest at the weighted average rate of return earned by the Company on the aggregate interim funding facility proceeds advanced to Oyu Tolgoi. During the three month period ended March 31, 2012, the interim funding facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%. During the three month period ended March 31, 2012, interest of $13.4 million (2011 — $nil) was incurred on the interim funding facility.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	INTERIM FUNDING FACILITY (Continued)

As part of the interim funding facility, the Company paid a front end fee of $18.0 million and is subject to a commitment fee of 0.4% annually, payable on a semi-annual basis in arrears on the daily average of the undrawn amount under the interim funding facility. During the three month period ended March 31, 2012, commitment fees of $1.1 million (2011—$nil) were incurred on the interim funding facility.

During the three month period ended March 31, 2012, the interest expense and commitment fees were all capitalized as Oyu Tolgoi Project development costs.

11.	SHARE CAPITAL

(a)	Equity Incentive Plan

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three Months Ended March 31,
	2012	2011
Exploration (i)	$7,929	$9,322
General and administrative	8,007	14,097

	$15,936	$23,419

(i)

During the three months ended March 31, 2012, stock-based compensation of $5.1 million (2011 — $16.5 million) relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment.

Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Three Months Ended March 31,
	2012	2011
Ivanhoe Mines Ltd. (i)	$9,787	$16,644
SouthGobi Resources Ltd.	3,578	3,087
Ivanhoe Australia Ltd.	2,571	3,688

	$15,936	$23,419

(i)	During the three months ended March 31, 2012, 1,763,926 options were exercised, 79,010 options were cancelled and nil options were granted.

During the three months ended March 31, 2012, stock-based compensation of $5.1 million (2011 — $16.5 million) relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(b)	Rio Tinto Placements

In 2006, the Company and Rio Tinto formed a strategic partnership and entered into a private placement agreement whereby Rio Tinto would invest in Ivanhoe Mines. Since 2006 the parties have entered into a series of agreements pursuant to which Rio Tinto has provided equity and debt financing to Ivanhoe Mines. As a result of these transactions, Rio Tinto holds a significant investment interest in Ivanhoe Mines. These transactions are set out below:

(Stated in thousands of U.S. dollars, except for share amounts)		Number of Shares Acquired (1)
Nature of Investment by Rio Tinto	Period		Proceeds/ Transaction Value
Private Placement — Tranche 1	2006	37,089,883	$303,395
Anti Dilution Shares	2008	243,772	612
Private Placement — Tranche 2	2009	46,304,473	388,031
March 2010 Private Placement	2010	15,000,000	240,916
Exercise of Series A Warrants	2010	46,026,522	393,066
Conversion of Convertible Credit Facility	2010	40,083,206	400,832
Exercise of Anti Dilution Warrants	2010	720,203	2,229
Partial exercise of Series B Warrants	2010	33,783,784	300,000
Rights Offering	2011	34,387,776	477,302
Exercise of remaining Series B Warrants	2011	14,070,182	119,737
Exercise of Anti Dilution Warrants	2011	827,706	2,527
Exercise of Series C Warrants	2011	40,224,365	379,316
Exercise of Subscription Right (2)	2011	27,896,570	535,908

Balance at December 31, 2011		336,658,442	$3,543,871

Exercise of Subscription Right (2)	January 2012	439,216	8,489

Balance at March 31, 2012		337,097,658	$3,552,360

(1)	Shares acquired excludes other purchases made by Rio Tinto from third parties.

(2)

In January 2012, Ivanhoe Mines received $8.5 million from Rio Tinto following Rio Tinto’s decision to exercise the subscription right granted to Rio Tinto as part of the terms of the December 2010 Heads of Agreement between Rio Tinto and Ivanhoe Mines.

On January 24, 2012, Rio Tinto announced that it had increased its stake in the Company to 51.0% from 49.0%, by purchasing an additional 15.1 million common shares of the Company from two sellers in a privately negotiated transaction.

As at March 31, 2012, Rio Tinto’s equity ownership in the Company was 50.9% (December 31, 2011 — 48.9%).

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(c)	Rights Offering

In December 2010, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 31, 2010 received one right for each common share held. Every 100 rights held entitled the holder thereof to purchase 15 common shares of the Company at $13.88 per share or Cdn$13.93 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 26, 2011.

Upon the closing of the rights offering, the Company issued a total of 84,867,671 common shares for gross proceeds of $1.18 billion. Expenses and fees relating to the rights offering totalled approximately $27.3 million.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $13.88 or Cdn$13.93 subscription price. Furthermore, the Cdn$13.93 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On December 23, 2010, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized a derivative financial liability of $901.9 million associated with the Company’s legal obligation to carry out the rights offering. Deficit was adjusted by a corresponding amount. Each reporting period the derivative financial liability was remeasured at fair value with changes being recognized in earnings. During the three month period ended March 31, 2012, Ivanhoe Mines recognized a derivative loss of $nil (2011 — $432.5 million).

The derivative financial liability was settled as rights were exercised or expired unexercised. A total of $1.19 billion was reclassified from the derivative financial liability to share capital, representing the fair value of rights exercised. At expiry, a total of $5.7 million was reclassified from the derivative financial liability to additional paid-in capital, representing the fair value of rights which expired unexercised.

The fair value of the derivative financial liability was determined by reference to published market quotations for the rights.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	NONCONTROLLING INTERESTS

At March 31, 2012 there were noncontrolling interests in SouthGobi, Ivanhoe Australia and Oyu Tolgoi LLC (“Oyu Tolgoi”):

	Noncontrolling Interests
	SouthGobi	Ivanhoe Australia	Oyu Tolgoi (a)	Total
Balance, December 31, 2011	$283,716	$100,868	$(367,599)	$16,985

Noncontrolling interests’ share of loss	(2,079)	(18,575)	(3,609)	(24,263)
Noncontrolling interests’ share of other comprehensive (loss) income	(2,304)	1,755	8,347	7,798
Changes in noncontrolling interests arising from changes in ownership interests	2,125	329	—	2,454

Balance, March 31, 2012	$281,458	$84,377	$(362,861)	$2,974

(a)

During 2011, a subsidiary of the Company funded common share investments in Oyu Tolgoi on behalf of Erdenes MGL LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to a subsidiary of the Company via a pledge over Erdenes’ share of future Oyu Tolgoi dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to a subsidiary of the Company.

Common share investments in Oyu Tolgoi funded by a subsidiary of the Company on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at March 31, 2012, the cumulative amounts of such funding and associated unrecognized interest were $110.1 million (December 31, 2011 — $110.1) and $3.0 million (December 31, 2011 — $1.0 million) respectively.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

13.	CASH FLOW INFORMATION

(a)	Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended March 31,
	2012	2011
Net loss	$(104,863)	$(521,212)
Items not involving use of cash
Stock-based compensation	14,962	22,268
Accretion expense	984	176
Depreciation	8,054	3,311
Accrued interest income	(2,461)	(3,027)
Interest expense	—	3,845
Unrealized losses on long-term investments	372	3,762
Realized gain on sale of long-term investments	(85)	—
Unrealized gains on other long-term investments	(8,873)	(388)
Realized gain on redemption of other long-term investments	(8)	(33)
Change in fair value of derivative	—	432,536
Change in fair value of embedded derivatives	776	36,781
Unrealized foreign exchange gains	(10,160)	(3,075)
Share of loss of significantly influenced investees	18,287	3,714
Write-down of carrying value of inventory	4,472	5,318
Gain on sale of long-term investments	—	(10,628)
Write-down of carrying value of long-term investments	3,860	—
Deferred income taxes	(525)	(14,792)
Bonus shares	974	1,151
Net change in non-cash operating working capital items:
Decrease (increase) in:
Accounts receivable	9,252	7,749
Inventories	(48,306)	(32,411)
Prepaid expenses	4,897	(4,369)
(Decrease) increase in:
Accounts payable and accrued liabilities	(8,226)	2,635
Interest payable on long-term debt	3,367	—

Cash used in operating activities	$(113,250)	$(66,689)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended March 31,
	2012	2011
Financing activites:
Rights offering (Note 11 (c))	$—	$1,193,064
Interest settlement on convertible debenture (Note 9)	4,000	4,011

	$4,000	$1,197,075

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SEGMENT DISCLOSURES

		Three Months Ended March 31, 2012
	Development	Exploration	Coal	Corporate	Consolidated
REVENUE	$—	$—	$40,153	$—	$40,153
COST OF SALES
Production and delivery	—	—	(19,579)	—	(19,579)
Depreciation and depletion	—	—	(6,337)	—	(6,337)
Write-down of carrying value of inventory	—	—	(4,472)	—	(4,472)

COST OF SALES	—	—	(30,388)	—	(30,388)

EXPENSES
Exploration	(13,803)	(52,145)	(10,809)	—	(76,757)
General and administrative	—	—	—	(31,518)	(31,518)
Depreciation	—	(1,660)	(55)	(2)	(1,717)
Accretion of asset retirement obligations	(254)	(566)	(133)	—	(953)

TOTAL EXPENSES	(14,057)	(54,371)	(41,385)	(31,520)	(141,333)

OPERATING LOSS	(14,057)	(54,371)	(1,232)	(31,520)	(101,180)

OTHER INCOME (EXPENSES)
Interest income	1,607	1,961	151	2,170	5,889
Interest expense	—	—	(352)	(383)	(735)
Accretion of convertible credit facility	—	—	(31)	—	(31)
Foreign exchange gains (losses)	3,054	23	(2,443)	9,277	9,911
Unrealized losses on long-term investments	—	—	(372)	—	(372)
Realized gain on sale of long-term investments	—	—	85	—	85
Unrealized gains on other long-term investments	—	—	30	8,843	8,873
Realized gain on redemption of other long-term investments	—	—	—	8	8
Change in fair value of derivative	—	—	—	—	—
Change in fair value of embedded derivatives	—	—	(776)	—	(776)
Write-down of carrying value of long-term investments	—	(1,175)	—	(2,685)	(3,860)
Gain on sale of long-term investment	—	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(9,396)	(53,562)	(4,940)	(14,290)	(82,188)
Recovery (provision) for income taxes	72	(408)	(3,685)	(367)	(4,388)
Share of income (loss) of significantly influenced investees	—	765	—	(19,052)	(18,287)

NET LOSS	(9,324)	(53,205)	(8,625)	(33,709)	(104,863)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,609	18,575	2,079	—	24,263

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(5,715)	$(34,630)	$(6,546)	$(33,709)	$(80,600)

CAPITAL EXPENDITURES	$701,283	$19,487	$12,918	$—	$733,688

TOTAL ASSETS	$5,035,384	$291,785	$865,349	$510,128	$6,702,646

During the three months ended March 31, 2012, all of the coal division’s revenue arose from coal sales in Mongolia. Revenues from the two largest customers were $21.3 million and $14.9 million, respectively.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SEGMENT DISCLOSURES (Continued)

		Three Months Ended March 31, 2011
	Development	Exploration	Coal	Corporate	Consolidated
REVENUE	$—	$—	$20,158	$—	$20,158
COST OF SALES
Production and delivery	—	—	(12,158)	—	(12,158)
Depreciation and depletion	—	—	(2,799)	—	(2,799)
Write-down of carrying value of inventory	—	—	(5,318)	—	(5,318)

COST OF SALES	—	—	(20,275)	—	(20,275)

EXPENSES
Exploration	(5,088)	(32,651)	(8,484)	—	(46,223)
General and administrative	—	—	—	(25,278)	(25,278)
Depreciation	(43)	(377)	(87)	(5)	(512)
Accretion of asset retirement obligations	(103)	—	(59)	—	(162)

TOTAL EXPENSES	(5,234)	(33,028)	(28,905)	(25,283)	(92,450)

OPERATING LOSS	(5,234)	(33,028)	(8,747)	(25,283)	(72,292)

OTHER INCOME (EXPENSES)
Interest income	1,003	2,249	427	1,459	5,138
Interest expense	—	—	(3,976)	(371)	(4,347)
Accretion of convertible credit facility	—	—	(14)	—	(14)
Foreign exchange gains (losses)	1,112	56	(312)	2,293	3,149
Unrealized losses on long-term investments	—	—	(3,762)	—	(3,762)
Realized gain on sale of long-term investments	—	—	—	—	—
Unrealized (losses) gains on other long-term investments	—	—	(354)	742	388
Realized gain on redemption of other long-term investments	—	—	—	33	33
Change in fair value of derivative	—	—	—	(432,536)	(432,536)
Change in fair value of embedded derivatives	—	—	(36,781)	—	(36,781)
Write-down of carrying value of long-term investments	—	—	—	—	—
Gain on sale of long-term investment	—	—	—	10,628	10,628

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(3,119)	(30,723)	(53,519)	(443,035)	(530,396)
(Provision) recovery of income taxes	—	(114)	13,698	(686)	12,898
Share of income (loss) of significantly influenced investees	—	5,200	—	(8,914)	(3,714)

NET LOSS	(3,119)	(25,637)	(39,821)	(452,635)	(521,212)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,763	7,196	15,753	—	28,712

NET INCOME (LOSS) ATTRIBUTABLE TO IVANHOE MINES LTD.	$2,644	$(18,441)	$(24,068)	$(452,635)	$(492,500)

CAPITAL EXPENDITURES	$494,226	$1,832	$32,639	$7	$528,704

TOTAL ASSETS	$1,884,427	$307,094	$1,023,315	$1,216,881	$4,431,717

During the three months March 31, 2011, all of the coal division’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $8.3 million, $8.1 million and $2.2 million, respectively.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at March 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Long-term investments	$68,236	$68,236	$—	$—
Other long-term investments	337,740	30,000	—	307,740

	$405,976	$98,236	$—	$307,740

Liabilities:
Embedded derivative liability	49,164	—	49,164	—

	$49,164	$—	$49,164	$—

	Fair Value at December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Long-term investments	$76,068	$76,068	$—	$—
Other long-term investments	317,325	44,970	—	272,355

	$393,393	$121,038	$—	$272,355

Liabilities:
Embedded derivative liability	48,388	—	48,388	—

	$48,388	$—	$48,388	$—

The Company’s long-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments.

The Company’s other long-term investments are classified within level 1 and 3 of the fair value hierarchy and consist of Long-Term Notes, T-Bill, tax prepayments, convertible bonds and Money Market investments.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	FAIR VALUE ACCOUNTING (Continued)

The Company’s embedded derivative liability, included within the convertible credit facility (Note 9), is classified within level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 financial assets for the three months ended March 31, 2012.

	Long-Term Notes	T-Bills	Tax Prepayment	Convertible Bonds	Totals
Balance, December 31, 2010	$29,763	$80,394	$36,486	$—	$146,643

Additions	—	—	100,000	15,000	115,000
Accrued interest	—	2,930	1,903	—	4,833
Foreign exchange losses	(604)	—	—	—	(604)
Fair value redeemed	(106)	—	—	—	(106)
Unrealized gains (losses) included in other comprehensive income	—	5,024	(2,286)	—	2,738
Unrealized gains included in earnings	3,224	—	—	627	3,851

Balance, December 31, 2011	$32,277	$88,348	$136,103	$15,627	$272,355

Accrued interest	—	745	665	—	1,410
Foreign exchange gains	593	—	—	—	593
Fair value redeemed	(9)	—	—	—	(9)
Unrealized gains included in other comprehensive income	—	10,938	13,610	—	24,548
Unrealized gains included in earnings	7,724	—	—	1,119	8,843

Balance, March 31, 2012	$40,585	$100,031	$150,378	$16,746	$307,740

16.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)

Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

(b)

Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities (Note 8), the interim funding facility (Note 10) and cash and cash equivalents. Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

17.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	SUBSEQUENT EVENTS

(a)

On April 18, 2012, Ivanhoe Mines announced that the Company had signed a binding memorandum of agreement, subject to certain terms and conditions, with majority shareholder Rio Tinto that established Rio Tinto’s support for a series of funding measures.

The agreement, negotiated by a committee of Ivanhoe Mines’ independent directors, contained a comprehensive financing plan structured to secure Rio Tinto’s direct participation in, and support for, funding for planned developments at the Oyu Tolgoi Project.

Under the terms of the agreement Rio Tinto is committed to the following steps:

•

Provide an additional bridge-funding facility of up to $1.5 billion towards continued construction of the first phase of the Oyu Tolgoi Project’s development. As part of an earlier funding agreement in December 2010, Rio Tinto provided an interim funding facility of $1.8 billion, which Ivanhoe Mines has drawn down by approximately $1.4 billion as at May 15, 2012. Ivanhoe Mines is required to repay the interim funding facility and the bridge-funding facility from the proceeds of the planned Oyu Tolgoi project-finance package of $3 to $4 billion.

•	Support the Ivanhoe Mines equity financing, with a goal of generating $1.8 billion in gross proceeds.

•

Provide full support for completion of an Oyu Tolgoi project-finance package of $3 to $4 billion that remains under negotiation with third-party lenders. The package is the core component of the new comprehensive financing plan. Ivanhoe Mines has been negotiating project financing with a consortium of national and international institutions and banks since 2010. Rio Tinto may choose to advance senior loans to Oyu Tolgoi as an alternative to, or in addition to, the project-finance package, on terms no less favourable than those available through the international financial institutions or commercial banks.

•

Enter into a completion support agreement with Ivanhoe Mines and the project-finance lenders to cover the Oyu Tolgoi project-finance package now under negotiation, subject to lenders responding with improvements to the terms of the Oyu Tolgoi project financing. In exchange, Ivanhoe Mines will pay Rio Tinto an annual fee of 2.5%, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the project financing at the end of each calendar month during the ensuing 12-month period.

Also under the terms of the agreement Ivanhoe Mines has agreed to issue, subject to regulatory approval, 55 million Series D share-purchase warrants to Rio Tinto. Each warrant would be exercisable to purchase one Ivanhoe Mines share at $12.79 at any time during a three-year period. The exercise price of the warrants was based on the volume-weighted average price of the Ivanhoe Mines shares on the New York Stock Exchange on the five trading days preceding the date of the companies’ memorandum of agreement.

Ivanhoe Mines and Rio Tinto are currently engaged in discussions with respect to certain existing terms of the memorandum of agreement, including the standby commitment and the Series D warrants with a view to amending certain terms to address conditions of regulatory approval and to more closely align the terms of the proposed equity financing with current market conditions.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	SUBSEQUENT EVENTS (Continued)

(b)

On April 1, 2012, Ivanhoe Mines received notice that Aluminum Corporation of China Ltd. (“Chalco”) intends to make a proportional takeover bid for up to 60%, but not less than 56%, of the common shares of SouthGobi at Cdn$8.48 per share. Ivanhoe Mines currently owns 104,807,155 shares of SouthGobi, representing approximately 57.6% of SouthGobi’s issued and outstanding shares. Ivanhoe Mines has entered into a lock-up agreement with Chalco and has agreed to tender all of its SouthGobi shares, on a pro-rata basis, to Chalco.

The proportional offer from Chalco will be made by way of a takeover-bid circular under British Columbia law and will be made to all SouthGobi shareholders. If individual shareholders elect to tender more than 60% of their common shares of SouthGobi to the takeover bid – and if Chalco receives less than 60% of outstanding common shares of SouthGobi as a result of the offer – a proportional amount of shares will be taken up, on a pro rata basis, from each shareholder who has elected to tender those additional shares.

The proportional offer by Chalco is subject to all statutory and regulatory approvals, including Investment Canada Act and Competition Act approvals, Chinese regulatory approvals, regulatory approvals from the Government of Mongolia, as may be required, and Chalco shareholder approval. Chalco’s bid also is subject to confirmation by China Investment Corporation, SouthGobi’s second-largest shareholder, that it does not intend to exercise its right of first offer over Ivanhoe Mines’ SouthGobi shares.

On April 25, 2012, Chalco and Ivanhoe Mines announced that in the event of new foreign investment legislation being implemented by the Government of Mongolia prior to the completion of the proportional offer, Chalco and Ivanhoe Mines will cooperate with the Government of Mongolia to ensure any requirements under such legislation are satisfied.

Subsequent to the announcement by Chalco and Ivanhoe Mines it has been reported in the media that draft legislation regarding foreign investment in Mongolia has now been introduced in the Parliament and is currently under review.

Under the terms and conditions set out in the lock-up agreement, Chalco agreed to make the take-over bid on or before July 5, 2012. A condition to Chalco’s completion of the proposed partial offer is that all required regulatory approvals have been obtained on terms satisfactory to Chalco. Unless and until such regulatory approvals have been obtained to its satisfaction, Chalco may withdraw its bid or extend its bid up to 180 days from the date of the offer to allow time for regulatory processes to be completed. Chalco confirmed that it intends not to take up any shares under its bid unless and until the regulatory approvals from the Government of Mongolia, if any, as well as other regulatory approvals pursuant to the lock-up agreement, have been obtained and other conditions of the lock-up agreement have been satisfied or waived.

On April 16, 2012, SouthGobi announced that the Mineral Resources Authority of Mongolia (“MRAM”) held a news conference announcing a request to suspend exploration and mining activity on licences owned by SouthGobi Sands LLC, a wholly-owned subsidiary of SouthGobi. As at May 15, 2012, SouthGobi had not received any official notification from MRAM and Ivanhoe Mines has no reason to believe SouthGobi’s licences were not in good standing. However, Ivanhoe Mines cautions at this time that any official notification received will require a suspension of operations.

	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At May 15, 2012, the Company had 741.4 million common shares issued and outstanding and stock options outstanding for 21.3 million additional common shares.	Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Jason Combes Media: Tony Shaffer Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@ivanhoemines.com Tel: (604) 688-5755

INTRODUCTION

This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three months ended March 31, 2012, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2011. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.

This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 64.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 59.

The effective date of this MD&A is May 15, 2012.

OVERVIEW

IVANHOE MINES ANNOUNCES FINANCIAL RESULTS

AND REVIEW OF OPERATIONS FOR THE FIRST QUARTER OF 2012

HIGHLIGHTS

•

On April 18, 2012, Ivanhoe Mines announced that the Company had signed a binding memorandum of agreement, subject to certain terms and conditions, with majority shareholder Rio Tinto that established Rio Tinto’s support for a series of funding measures expected to cover the projected capital requirements for Ivanhoe Mines’ flagship Oyu Tolgoi Project in southern Mongolia for the next several years.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

The funding measures are expected to be sufficient to complete both the phase-one and phase-two development programs at Oyu Tolgoi, delivering a 160,000-tonne-per-day concentrator fed from an open-pit mine and an underground mine and operating on power generated by a dedicated power station within Mongolia. Highlights of the comprehensive financing plan include:

•

Rio Tinto will provide an additional bridge-funding facility of up to $1.5 billion to help ensure uninterrupted progress on the completion of construction of the first phase of Oyu Tolgoi’s development.

•	Rio Tinto will support an Ivanhoe Mines equity financing with a goal of $1.8 billion in gross proceeds, subject to certain terms and conditions.

•	Rio Tinto will provide full support for completion of an Oyu Tolgoi project-finance package of $3 to $4 billion to be provided by third-party lenders.

•

A member of the Rio Tinto Group will enter into a completion support agreement with Ivanhoe Mines and the project-finance lenders to cover the Oyu Tolgoi project-finance package now under negotiation, subject to lenders responding with improvements to the terms of the Oyu Tolgoi project financing.

The Company and Rio Tinto are currently engaged in discussions with respect to certain existing terms of the memorandum of agreement, including the standby commitment and the Series D warrants with a view to amending certain terms to address conditions of regulatory approval and to more closely align the terms of the proposed equity financing with current market conditions.

•	In paving the way for Oyu Tolgoi’s transition to a producing mine, Ivanhoe Mines and Rio Tinto reached amicable agreement on the following corporate governance and management changes:

•

The Ivanhoe Mines board presently consists of nine members, including four new directors nominated by Rio Tinto and appointed on May 7, 2012 – Jill Gardiner, Peter Gillin, Isabelle Hudon and David Klingner – and Livia Mahler, who was reappointed as a director on May 10, 2012, as one of Robert Friedland’s two nominees. They joined existing directors Andrew Harding, Dan Larsen, Kay Priestly and Peter Meredith, Mr. Friedland’s other nominee. David Klingner was appointed as the Chairman of the Board on May 10, 2012. A further four directors will be nominated by Rio Tinto for appointment at the 2012 Annual General Meeting.

•

Seven directors – Marc Faber, Edward Flood, Robert Friedland, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook – resigned from the Ivanhoe Mines board on April 17, 2012. Three directors – Michael Gordon, David Huberman and Bob Holland – resigned from the Ivanhoe Mines board on May 7, 2012.

•

A majority of the new Ivanhoe Mines board will be independent directors until at least the earlier of January 18, 2014, or the date on which Ivanhoe Mines ceases to be a reporting issuer under Canadian securities laws. Two directors, at least one an independent, will be nominated by Mr. Friedland until January 18, 2014, as long as he continues to own at least 10% of Ivanhoe Mines’ outstanding shares.

•

A new Ivanhoe Mines senior management team was appointed on May 1, 2012. It includes Kay Priestly as Chief Executive Officer (CEO), Chris Bateman as Chief Financial Officer (CFO), Brett Salt as Senior Vice President, Strategy and Development, Stewart Beckman as Senior Vice President, Operations and Technical Development, and Neville Henwood as Senior Vice President, Legal. The new appointees replace former CEO Robert Friedland, former CFO Tony Giardini, former President John Macken, former Deputy Chairman Peter Meredith and former Executive Vice President Sam Riggall, all of whom resigned on April 17, 2012, as part of the agreement between Ivanhoe Mines and Rio Tinto.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

Overall construction of the first phase of the Oyu Tolgoi copper-gold mining complex was 77.8% complete at the end of Q1’12 and had advanced to 82.2% complete at the end of April 2012. Construction remains on track to meet the mine’s targeted start of initial production in the second half of 2012. Commercial production is projected to begin in the first half of 2013.

•

Arrangements are proceeding to ensure that electrical power from China will be available for the start of initial production. In early March 2012, Chinese contractors began construction of the power line and switching station as part of the 87-kilometre, 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the Mongolia-China border. Stringing of transmission cables along the 95-kilometre section of the power line from the Oyu Tolgoi mine site to the Mongolia-China border began in April 2012. It is currently anticipated that the physical construction of all transmission infrastructure necessary to import power from China will be completed by July 2012.

•	Mining and stockpiling of the first ore from Oyu Tolgoi’s phase-one open pit mine began in late April 2012 as pre-stripping of the open pit progressed ahead of schedule during the first quarter.

•

Installation of the two ore-processing production lines in the concentrator and pre-commissioning works are progressing on track. The concentrator, which will have an initial capacity of 100,000 tonnes of ore per day, was 84.7% complete at the end of Q1’12, ahead of the planned completion of 83.6%.

•

Construction of Shaft #2 at the Hugo North underground mine is progressing well. The headframe has now reached a height of 78.5 metres above surface approaching its planned final height of 97 metres. Shaft-sinking activities began in December 2011 and the bottom had reached 224 metres below surface on May 12, 2012.

•

Long-term sales contracts have been signed on a substantial portion of Oyu Tolgoi’s total concentrate production. Most of the concentrate initially produced at Oyu Tolgoi is expected to be delivered to customers in China.

•

During Q1’12, Ivanhoe Mines’ 57.6%-owned subsidiary, SouthGobi Resources Ltd. (SouthGobi) (SGQ: TSX; 1878: HK), had sales of approximately 0.84 million tonnes of coal at an average realized selling price of $56.79 per tonne. Revenue increased from $20.2 million in Q1’11 to $40.2 million in Q1’12 due to the increased sales volumes and higher average realized selling prices.

•

On April 1, 2012, Ivanhoe Mines received notice that Aluminum Corporation of China Ltd. (Chalco) intends to make a proportional takeover bid for up to 60%, but not less than 56%, of the common shares of SouthGobi Resources at C$8.48 per share. Ivanhoe Mines entered into a lock-up agreement with Chalco and has agreed to tender all of its SouthGobi shares, on a pro-rata basis, to Chalco. The proportional offer by Chalco is subject to all statutory and regulatory approvals.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

On March 8, 2012, Ivanhoe Mines’ 58.9%-owned subsidiary, Ivanhoe Australia Limited (Ivanhoe Australia) (IVA: ASX & TSX), began initial production of copper and gold at its Osborne mine, in northwestern Queensland. Milling rates ramped up to target levels of up to 5,200 tonnes of ore per day in March 2012.

•

Ivanhoe Mines, through its 50% interest in Altynalmas Gold Ltd. (Altynalmas Gold), is advancing the Kyzyl Gold Project in Kazakhstan. On February 27, 2012, Ivanhoe Mines and Altynalmas released the results of an independent feasibility study.

•	Ivanhoe Mines’ cash position on a consolidated basis at March 31, 2012, was $895.1 million. As at May 15, 2012, Ivanhoe Mines’ consolidated cash position was approximately $750 million.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

INDEX

The MD&A is comprised of the following sections:

1.	Selected Quarterly Data

2.	Review of Operations

A.	Update of Developments with Rio Tinto

B.	Core Interests and Activities

i.	Mongolia

ii.	Australia

iii.	Kazakhstan

iv.	Other Exploration

v.	Other Developments

C.	Discontinued Operations

D.	Administrative and Other

3.	Liquidity and Capital Resources

4.	Share Capital

5.	Outlook

6.	Off-Balance-Sheet Arrangements

7.	Contractual Obligations

8.	Changes in Accounting Policies

9.	Critical Accounting Estimates

10.	Recent Accounting Pronouncements

11.	International Financial Reporting Standards

12.	Risks and Uncertainties

13.	Related-Party Transactions

14.	Changes in Internal Control over Financial Reporting

15.	Qualified Person

16.	Cautionary Statements

17.	Forward-Looking Statements

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2012	2011	2011	2011
Revenue	$40.2	$51.0	$60.5	$47.3
Cost of sales	(30.4)	(44.2)	(54.0)	(49.7)
Exploration expenses	(76.8)	(88.2)	(79.6)	(68.6)
General and administrative	(31.5)	(34.6)	(21.4)	(19.5)
Foreign exchange gains (losses)	9.9	13.3	(35.6)	2.3
Change in fair value of embedded derivatives	(0.8)	10.8	62.1	70.4
Gain on settlement of note receivable	—	—	103.0	—
Net income (loss) from continuing operations	(80.6)	(85.8)	16.4	0.6
Income (loss) from discontinued operations	—	—	(9.1)	—
Net income (loss)	(80.6)	(85.8)	7.3	0.6
Net income (loss) per share—basic
Continuing operations	$(0.11)	$(0.05)	$0.02	$0.00
Discontinued operations	$0.00	$0.00	$(0.01)	$0.00
Total	$(0.11)	$(0.05)	$0.01	$0.00
Net income (loss) per share—diluted
Continuing operations	$(0.11)	$(0.05)	$0.02	$0.00
Discontinued operations	$0.00	$0.00	$(0.01)	$0.00
Total	$(0.11)	$(0.05)	$0.01	$0.00

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2011	2010	2010	2010
Revenue	$20.2	$41.6	$6.6	$17.7
Cost of sales	(20.3)	(46.4)	(14.9)	(13.2)
Exploration expenses	(46.2)	(59.6)	(48.1)	(39.5)
General and administrative	(25.3)	(46.4)	(15.0)	(14.7)
Foreign exchange gains (losses)	3.2	6.6	5.3	(4.9)
Change in fair value of derivative	(432.5)	135.7	—	—
Change in fair value of embedded derivatives	(36.8)	(20.0)	49.8	72.2
Net income (loss) from continuing operations	(492.5)	37.3	(24.9)	(30.0)
Income (loss) from discontinued operations	—	—	—	—
Net income (loss)	(492.5)	37.3	(24.9)	(30.0)
Net income (loss) per share—basic
Continuing operations	$(0.79)	$0.07	$(0.05)	$(0.06)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$(0.79)	$0.07	$(0.05)	$(0.06)
Net income (loss) per share—diluted
Continuing operations	$(0.79)	$0.06	$(0.05)	$(0.06)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$(0.79)	$0.06	$(0.05)	$(0.06)

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

REVIEW OF OPERATIONS

Ivanhoe Mines is an international mining company with activities concentrated in Central Asia and the Asia Pacific Region. Ivanhoe Mines’ principal assets include:

•	A 66% interest in Oyu Tolgoi LLC, whose principal asset is the Oyu Tolgoi copper-gold project now under construction in southern Mongolia.

•

A 57.6% interest in SouthGobi, which is selling coal produced at its Ovoot Tolgoi mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

•

A 58.9% interest in Ivanhoe Australia, which joined the ranks of producing companies with the start of copper and gold production at its Osborne processing plant in early March 2012 and also is progressing its other projects in the Cloncurry region of Queensland, Australia.

•	A 50% interest in Altynalmas Gold, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in northeastern Kazakhstan.

In Q1’12, Ivanhoe Mines recorded a net loss of $80.6 million ($0.11 per share), compared to a net loss of $492.5 million ($0.79 per share) in Q1’11, which was a decrease of $411.9 million. The decrease is largely due to the Q1’11 result including a $432.5 million change in fair value of the derivative realized on the 2011 rights offering. Results for Q1’12 included $76.8 million in exploration expenses; $30.4 million in cost of sales; $31.5 million in general and administrative expenses; $0.7 million in interest expense; a $0.8 million change in the fair value of SouthGobi’s embedded derivatives; an $18.3 million share of loss of significantly influenced investees; and a $3.9 million write-down of carrying value of long-term investments. These amounts were offset by $40.2 million in coal revenue; $9.9 million in foreign exchange gains; an $8.9 million gain on other long-term investments; and $5.9 million in interest income.

Exploration expenses of $76.8 million in Q1’12 increased by $30.6 million from $46.2 million in Q1’11. Exploration expenses included $25.1 million spent in Mongolia ($13.5 million in Q1’11), primarily for Oyu Tolgoi and SouthGobi’s Ovoot Tolgoi and Soumber deposits, and $47.6 million incurred by Ivanhoe Australia ($30.4 million in Q1’11). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.

Ivanhoe Mines’ cash position, on a consolidated basis at March 31, 2012, was $895.1 million. As at May 15, 2012, Ivanhoe Mines’ consolidated cash position was approximately $750 million.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

UPDATE OF DEVELOPMENTS WITH RIO TINTO

Rio Tinto’s stake in Ivanhoe Mines increased to 51.0% in January 2012

On January 24, 2012, Rio Tinto announced that it had increased its stake in Ivanhoe Mines to 51.0% from 49.0%, by purchasing an additional 15.1 million common shares of Ivanhoe Mines from two sellers in a privately negotiated transaction. The shares were purchased at a price of C$20.00 per share.

Rio Tinto had been restricted to a 49.0% ownership stake in Ivanhoe Mines until January 18, 2012, under the December 2010 Heads of Agreement between the two companies.

Ivanhoe Mines and Rio Tinto signed an agreement to ensure funding through to commercial production and additional expansion at Oyu Tolgoi

On April 18, 2012, Ivanhoe Mines announced that the Company had signed a binding memorandum of agreement, subject to certain terms and conditions, with majority shareholder Rio Tinto that established Rio Tinto’s support for a series of funding measures expected to cover the projected capital requirements for the Oyu Tolgoi Project for the next several years.

The funding measures are expected to be sufficient to complete both the phase-one and phase-two development programs at Oyu Tolgoi, delivering a 160,000-tonne-per-day concentrator fed from an open-pit mine and an underground mine and operating on electrical power generated by a dedicated power station within Mongolia.

The agreement, negotiated by a committee of Ivanhoe Mines’ independent directors, contained a comprehensive financing plan structured to secure Rio Tinto’s direct participation in, and support for, funding for planned developments at Oyu Tolgoi.

Rio Tinto’s commitments will support:

•	The scheduled start of initial production from the open-pit mine during the second half of this year.

•

The ramp-up to commercial production during the first half of 2013 as part of Oyu Tolgoi’s first phase of development. Phase-one work includes operation of the open-pit mine and a 100,000-tonne-per-day nameplate-capacity concentrator, infrastructure and a $900 million investment in underground development at the Hugo North Deposit in preparation for phase-two production.

•

The construction of a dedicated, coal-fired electrical power plant in Mongolia. The Oyu Tolgoi Investment Agreement requires the project to source all of its power requirements from within Mongolia within four years of the start of commercial production. The project plans to use power imported from China during its initial years of operation.

•

Continuing development of Oyu Tolgoi’s second phase, including expansion of the concentrator’s nameplate capacity to 160,000 tonnes per day and a start of production of high-grade ore from the Hugo Dummett underground block-cave mine in 2016 – which is forecast to increase to 54,000 tonnes per day by 2019, with subsequent increases to full production of 85,000 tonnes per day.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Rio Tinto is committed to the following steps:

•

Rio Tinto will provide an additional bridge-funding facility of up to $1.5 billion to help ensure uninterrupted progress on the completion of construction of the first phase of Oyu Tolgoi’s development. As part of an earlier funding agreement in December 2010, Rio Tinto provided an interim funding facility of $1.8 billion, which Ivanhoe Mines has drawn down by approximately $1.4 billion as at May 15, 2012. Ivanhoe Mines is required to repay the interim funding facility and the bridge-funding facility from the proceeds of the planned Oyu Tolgoi project-finance package of $3 to $4 billion.

•	Rio Tinto will support the Ivanhoe Mines equity financing, with a goal of generating $1.8 billion in gross proceeds, subject to certain terms and conditions.

•

Rio Tinto will provide full support for completion of an Oyu Tolgoi project-finance package of $3 to $4 billion that remains under negotiation with third-party lenders. The package is the core component of the new comprehensive financing plan. Ivanhoe Mines has been negotiating project financing with a consortium of national and international institutions and banks since 2010. Ivanhoe Mines and Rio Tinto have set a goal of completing a project-finance arrangement by the end of 2012. Rio Tinto may choose to advance senior loans to Oyu Tolgoi LLC as an alternative to, or in addition to, the project-finance package, on terms no less favourable than those available through the international financial institutions or commercial banks.

•

A member of the Rio Tinto Group will enter into a completion support agreement with Ivanhoe Mines and the project-finance lenders to cover the Oyu Tolgoi project-finance package now under negotiation, subject to lenders responding with improvements to the terms of the Oyu Tolgoi project financing. This measure is expected to provide significantly greater certainty that funds will be received. In exchange, Ivanhoe Mines will pay Rio Tinto an annual fee of 2.5%, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the project financing at the end of each calendar month during the ensuing 12-month period.

In conjunction with the equity financing and the overall package of extending interim lines of credit and completion guarantees of support, Ivanhoe Mines has agreed to issue, subject to regulatory approval, 55 million Series D share-purchase warrants to Rio Tinto. Each warrant would be exercisable to purchase one Ivanhoe Mines share at $12.79 at any time during a three-year period. The exercise price of the warrants was based on the volume-weighted average price of the Ivanhoe Mines shares on the New York Stock Exchange on the five trading days preceding the date of the companies’ memorandum of agreement.

The Company and Rio Tinto are currently engaged in discussions with respect to certain existing terms of the memorandum of agreement, including the standby commitment and the Series D warrants with a view to amending certain terms to address conditions of regulatory approval and to more closely align the terms of the proposed equity financing with current market conditions.

Transition included restructuring of the Ivanhoe Mines Board of Directors and appointment of a new senior management team

In paving the way for Oyu Tolgoi’s transition to a producing mine, Ivanhoe Mines and Rio Tinto reached amicable agreement on the following corporate governance and management changes:

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The Ivanhoe Mines board presently consists of nine members, including four new directors nominated by Rio Tinto and appointed on May 7, 2012 – Jill Gardiner, Peter Gillin, Isabelle Hudon and David Klingner – and Livia Mahler, who was reappointed as a director on May 10, 2012, as one of Robert Friedland’s two nominees. They joined existing directors Andrew Harding, Dan Larsen, Kay Priestly and Peter Meredith, Mr. Friedland’s other nominee. David Klingner was appointed as the Chairman of the Board on May 10, 2012. A further four directors will be nominated by Rio Tinto for appointment at the 2012 Annual General Meeting.

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Seven directors – Marc Faber, Edward Flood, Robert Friedland, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook – resigned from the Ivanhoe Mines board on April 17, 2012. Three directors – Michael Gordon, David Huberman and Bob Holland – resigned from the Ivanhoe Mines board on May 7, 2012.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

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A majority of the new Ivanhoe Mines board will be independent directors until at least the earlier of January 18, 2014, or the date on which Ivanhoe Mines ceases to be a reporting issuer under Canadian securities laws. Two directors, at least one an independent, will be nominated by Mr. Friedland until January 18, 2014, as long as he continues to own at least 10% of Ivanhoe Mines’ outstanding shares.

•

A new Ivanhoe Mines senior management team was appointed on May 1, 2012. It includes Kay Priestly as Chief Executive Officer (CEO), Chris Bateman as Chief Financial Officer (CFO), Brett Salt as Vice President, Strategy and Development, Stewart Beckman as Vice President, Operations and Technical Development, and Neville Henwood as Vice President, Legal. The new appointees replace former CEO Robert Friedland, former CFO Tony Giardini, former President John Macken, former Deputy Chairman Peter Meredith and former Executive Vice President Sam Riggall, all of whom resigned on April 17, 2012, as part of the agreement between Ivanhoe Mines and Rio Tinto.

Name Change

At the 2012 Annual General Meeting of Ivanhoe Mines shareholders, scheduled for June 28, 2012, the Company will propose, and recommend that shareholders approve, a resolution to change the Company’s name from Ivanhoe Mines Ltd. to Turquoise Hill Resources Ltd. The record date for the 2012 Annual General Meeting is May 25, 2012.

CORE INTERESTS AND ACTIVITIES

The main activities by Ivanhoe Mines and its subsidiaries during Q1’12 were ongoing construction of the Oyu Tolgoi mining complex, coal production at SouthGobi’s Ovoot Tolgoi mine, the start of copper and gold production at Ivanhoe Australia’s Osborne complex and exploration activities concentrated in Australia and Mongolia.

In Q1’12, Ivanhoe Mines capitalized $608.0 million in additions to property, plant and equipment for the Oyu Tolgoi Project, compared to $525.6 million in Q1’11.

In Q1’12, Ivanhoe Mines expensed $76.8 million in exploration activities, compared to $46.2 million in Q1’11.

Exploration costs are charged to operations in the period incurred until it is determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.

MONGOLIA

OYU TOLGOI COPPER-GOLD PROJECT (66% owned)

The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

During Q1’12, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $608.0 million, which included development costs. In Q1’12, Ivanhoe Mines incurred exploration expenses of $13.8 million at Oyu Tolgoi, compared to $5.1 million incurred in Q1’11.

Construction of the Oyu Tolgoi copper-gold complex is advancing toward its planned start–up in the second half of 2012 and commercial production in the first half of 2013

The Oyu Tolgoi Project initially is being developed as an open-pit operation, with the first phase of mining now underway at the near-surface Southern Oyu deposits. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, is being constructed to process ore mined from the Southern Oyu open pit. Initial production of copper-gold-silver concentrate is expected in the second half of 2012 and commercial production is projected to begin in the first half of 2013.

In conjunction with the surface activities, an 85,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit. The throughput capacity of the concentrator plant is expected to be expanded to 160,000 tonnes of ore per day to process available ore from both the open pit and underground mines. The underground mine is scheduled to commence operations in 2016 and the concentrator expansion will need to be in place by 2018 to meet the increasing tonnage available from underground production.

Progress continuing to be made on supply of interim electrical power

The long-term Investment Agreement for the development and operation of Oyu Tolgoi, signed by Ivanhoe Mines, Rio Tinto and the Government of Mongolia on October 6, 2009, recognized that the reliable supply of electrical power is critical to the project. The agreement also confirmed that Ivanhoe Mines has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after Oyu Tolgoi begins commercial production. The agreement established that a) Ivanhoe Mines has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi; and b) all of the project’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi LLC is proceeding with arrangements to ensure that electrical power from China will be available for the start of initial production that is expected in the second half of 2012. In early March 2012, Chinese contractors began construction of the power line and switching station as part of the 87-kilometre, 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the China-Mongolia border. The construction of the transmission towers along the 95-kilometre section of the power line from the Oyu Tolgoi mine site to the Mongolia-China border was completed in October 2011. It is currently anticipated that the physical construction of all transmission infrastructure necessary to import power from China will be completed by July 2012.

A separate power-purchase agreement establishing a supply arrangement between Mongolian and Chinese authorities is required before Chinese electrical power can be imported into Mongolia. Oyu Tolgoi LLC will be a party to any agreement for the purchase and supply of electrical power.

Subject to negotiations and final agreement, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi Project site in Q3’12. In the meantime, additional diesel-powered generating capacity has been installed to meet the project’s more immediate requirements during the remaining phases of construction. If those negotiations are not able to be successfully concluded, and the establishment of a dedicated power plant is required for the early production at Oyu Tolgoi, that would adversely affect the project’s ability to achieve the planned start of commercial production in 2013.

In November 2011, the Government of Mongolia provided Oyu Tolgoi LLC with a cabinet resolution allowing for the future construction by Oyu Tolgoi LLC of a dedicated coal-fired power plant in Mongolia. Such a plant requires certain Government of Mongolia permits and the negotiation of commercial agreements with the Government of Mongolia and coal suppliers. Although construction of a dedicated coal-fired power plant in Mongolia was expected as part of the Oyu Tolgoi Project’s future development, the current phase-one budget does not contain a provision for the plant. However, the recent comprehensive financing plan developed by the Ivanhoe Mines board and Rio Tinto provides for the financial capacity to undertake such a project.

In April 2012, the Oyu Tolgoi LLC Board of Directors acknowledged and supported the construction of a dedicated coal-fired power plant at the Oyu Tolgoi Project site, subject to the receipt of all of the necessary approvals from the Government of Mongolia. The Oyu Tolgoi LLC Board of Directors also approved an increase in the 2012 budget of $52 million for early works to be undertaken in mid-2012 for the dedicated coal-fired power plant.

The increase in the 2012 budget of $52 million for early works was also approved in April 2012 by the Ivanhoe Mines Board of Directors. In the coming months, the Ivanhoe Mines board is expected to consider for approval the budget for the construction of the coal-fired power plant.

Overall phase-one construction of the Oyu Tolgoi Project 77.8% complete at the end of Q1’12

Overall construction of Oyu Tolgoi’s first phase of development reached 77.8% completion at the end of Q1’12 and had advanced to 82.2% completion at the end of April 2012. Total capital invested in the construction of the first phase of the Oyu Tolgoi Project to the end of Q1’12 was approximately $4.6 billion.

Among major updates for Q1’12 and plans for Q2’12:

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Pre-stripping of overburden continued in Q1’12 as part of the construction of the phase-one open-pit mine to recover ore from the Southern Oyu deposits. Pre-stripping has progressed ahead of schedule and the mining and stockpiling of the first open-pit ore began in April 2012. Pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits are progressing on schedule.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•	Construction of the concentrator, which will have an initial capacity of 100,000 tonnes per day, was 84.7% complete at the end of Q1’12, ahead of the planned completion of 83.6%.

•

Line #1 of the concentrator is on track to be completed and pre-commissioned by August 15, 2012. Line #2 is on track to be completed and pre-commissioned by October 31, 2012. Commissioning of the concentrator with ore will depend on the availability of electrical power from China.

•

Underground lateral development at the Hugo North Deposit was suspended in February 2012 as planned to enable the upgrading of hoisting equipment at Shaft #1, which is expected to continue until August 2012. Underground lateral development is scheduled to resume in September 2012.

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Construction of Shaft #2 at the Hugo North Deposit is progressing well and the headframe has now reached a height of 78.5 metres above surface. The final height of the shaft will be 97 metres. The headframe and ancillary buildings were 87.4% complete at the end of Q1’12 and ahead of schedule. Shaft-sinking activities began in December 2011 and the bottom had reached 224 metres below surface on May 12, 2012.

•

Construction of off-site facilities and infrastructure reached 72.4% completion at the end of Q1’12, which was behind the planned rate of 83.2%. The cumulative shortfall was due to delays during the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border and the Khanbumbat permanent airport, near Oyu Tolgoi, and the prior deferral of the stringing of transmission cables on the power line to the Mongolia-China border until spring 2012. The road and airport contractors remobilized in March 2012 and work is progressing. Facilities required for the production of first ore are on schedule.

•

Long-term sales contracts have been signed on a substantial portion of Oyu Tolgoi’s total concentrate production. Most of the concentrate initially produced at Oyu Tolgoi is expected to be delivered to customers in China.

Phase-one construction budget

The scope of work for the phase-one project is to bring the initial, 100,000-tonne-per-day concentrator into production, with the required infrastructure and operational team to begin commercial production in the first half of 2013. The phase-one project also includes underground lateral development until June 2012 and the completion of Shaft #2, which are essential to the continued development of the high-value underground mine at Oyu Tolgoi. The phase-one control budget was $5.998 billion and had no provision for foreign-exchange variances; as of the end of Q1’12, the calculated, actual foreign-exchange exposure was approximately $100 million. The forecast total foreign-exchange exposure on phase-one is in the range of $170 million to $200 million. With approved scope changes of $40.5 million to date, the phase-one current budget is $6.039 billion.

A Definitive Forecast Final Cost was completed in March 2012 and indicated that the final cost for the phase-one capital project would be approximately $6.2 billion, or 2.7% over budget, excluding foreign-exchange exposures but including $90 million in project contingencies to mitigate the remaining risks on the project.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Pre-stripping of open-pit mine continuing

Pre-stripping of overburden to gain access to ore in the phase-one open-pit mine continued in Q1’12. Deliveries, assembly and commissioning of heavy mobile equipment are ongoing and all operational-readiness activities are on schedule. The full fleet of 28 trucks is expected to be in operation in August 2012.

During Q1’12, a total of 16.0 million tonnes of overburden had been moved, approximately 75,000 metres had been drilled and more than 2,300 tonnes of explosives had been used in blasting. Mining activities continued to focus on phase-one development and infrastructure requirements, including the run-of-mine (ROM) pad, low-grade-ore stockpile pad and road development.

Recruitment is ongoing, with more than 500 employees working at the open-pit mine, including approximately 300 Oyu Tolgoi LLC employees and 200 primary contractors supporting open-pit operations, maintenance and technical service teams.

Underground development of Hugo North Mine proceeding on schedule

The development of the first lift of the phase-two underground block-cave mine at the Hugo North Deposit continued successfully during Q1’12. Lateral mine development 1,300 metres below surface at Hugo North advanced a total of 10,914 metres since tunnelling started in 2008 until February 2012. Underground lateral development was suspended in February 2012 as planned to permit the upgrading of hoisting equipment at Shaft #1, which is expected to continue until August 2012. Underground lateral development is scheduled to resume in September 2012.

The underground development from Shaft #1 is expected to connect with the bottom of Shaft #2 in 2013 to enable the installation of the ore-handling system and production from the first lift of the Hugo North block-cave mine.

Work to establish the first and second ventilation raise holes to provide a flow of fresh air from surface to the underground workings will continue from surface while Shaft #1 is being upgraded.

Ivanhoe Mines drawing down on Rio Tinto interim funding facility

In December 2010, Rio Tinto committed to provide Ivanhoe Mines with an initial, non-revolving, interim funding facility of $1.8 billion to assist in sustaining Oyu Tolgoi construction during the negotiation of a project-finance package. The interim funding facility is required to be repaid with funds to be provided under the project-finance package. The interim facility is on arm’s-length terms, with funds to be advanced to the project on a month-to-month basis, if and when required.

In December 2011, Ivanhoe Mines made its first draw on the facility. A total of $1.1 billion had been drawn down by March 31, 2012, which increased to $1.4 billion as at May 15, 2012.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Rio Tinto and Ivanhoe Mines working to complete international project finance package

Ivanhoe Mines has been negotiating project financing with a consortium of national and international institutions and banks since 2010. Under their April 2012 memorandum of agreement, Ivanhoe Mines and Rio Tinto agreed that the negotiating team for the $3 to $4 billion Oyu Tolgoi project-finance package will be comprised of Ivanhoe Mines personnel selected by the Ivanhoe Mines CEO and Board and designated Rio Tinto resources as determined by the Rio Tinto Treasurer. In addition, it was agreed that the Rio Tinto Treasurer has the exclusive authority to direct all aspects of the negotiation of the day-to-day management of the Oyu Tolgoi project financing.

Since the signing of the memorandum of agreement, the project-finance team has been focused on transitioning control of the project-finance process to Rio Tinto. This includes developing the way forward on overall process and governance, the financing plan and the term sheet. It is the goal of Ivanhoe Mines and Rio Tinto to have the Oyu Tolgoi project financing in place by December 31, 2012.

A member of the Rio Tinto Group will enter into a completion support agreement with Ivanhoe Mines and the project-finance lenders, subject to lenders responding with improvements to the terms of the Oyu Tolgoi project financing, to cover the Oyu Tolgoi project-finance package now under negotiation. This measure is expected to provide significantly greater certainty that funds will be received. In exchange, Ivanhoe Mines will pay Rio Tinto an annual fee of 2.5%, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the project financing at the end of each calendar month during the ensuing 12-month period.

Rio Tinto may choose to advance senior loans to Oyu Tolgoi LLC as an alternative to, or in addition to, the project-finance package, on terms no less favourable than those available through the international financial institutions or commercial banks.

Skills training programs preparing Mongolians for jobs

The Oyu Tolgoi Project’s staffing strategy for the start of initial production in the second half of 2012 continues to rely heavily on the utilization of Mongolian men and women whose skills are being developed and who are receiving training throughout the construction phase. As of the end of March 2012, the Oyu Tolgoi Project was providing jobs for 9,054 Mongolians, including more than 7,150 Mongolians who were working for 72 Oyu Tolgoi contractors. A further 372 trainees are enrolled at four selected Mongolian technical and vocational education training schools and in apprenticeship training with two major vendors, Transwest and Wagner Asia, and an additional 3,300 Mongolians are participating in a special government employee-training program, funded by Oyu Tolgoi, which is adding to Mongolia’s overall skills-development pool.

2012 Integrated Development and Operations Plan (IDOP) Technical Report released

The Company released the 2012 IDOP Technical report in March 2012, updating the Company’s Integrated Development Plan issued in May 2010 (IDP10).

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The 2012 IDOP Technical Report is an update of the Oyu Tolgoi Reserve Case that was contained in the IDP10 report. The 2012 IDOP Technical Report is based on a pre-feasibility-quality-level study complying with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the United States SEC Industry Guide 7 requirements for reporting Mineral Reserves.

The 2012 IDOP Technical Report was prepared for Ivanhoe Mines by AMC Consultants Pty. Ltd. in March 2012, based on the technical, production and cost information contained in the Oyu Tolgoi LLC study titled, Integrated Development and Operations Plan (IDOP). The IDOP was completed by the Rio Tinto-appointed management of Oyu Tolgoi LLC in March 2011 as the basis for the Oyu Tolgoi project-finance package currently under negotiation.

The IDOP Technical Report represents the views of the Oyu Tolgoi Project by the Company and by AMC Consultants Pty. Ltd., and not the views of the Rio Tinto-appointed management of Oyu Tolgoi LLC or Rio Tinto.

The next phase in the project planning process after IDOP is the preparation of a Detailed Integrated Development and Operating Plan (DIDOP) by Oyu Tolgoi LLC. The DIDOP will integrate a number of detailed capital expansion studies into an overall project report. The key additional work to be assessed in the DIDOP includes: the phase-two project expansion, infrastructure, power supply, water permitting, concentrate marketing, the underground feasibility study, and further work on the mine closure and reclamation plan.

Highlights of the 2012 IDOP Technical Report:

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The phase-one project economics have a net present value of $11.4 billion, using an 8% discount rate and assuming long-term metals prices of $2.85 per pound of copper, $1,200 per ounce of gold and $16.60 per ounce of silver.

•	Estimated operating costs are $0.65/lb of copper in the first 10 years and $0.81/lb of copper for the reserve case’s 27-year mine life, net of by-product credits.

•	The expected phase-two expansion includes a significant change in scope that has occurred in the underground development schedule.

•

The current scope now incorporates underground development through to 2019, when underground production would reach a projected rate of 54,000 tonnes per day. The previously projected rate was 34,000 tonnes per day of production by 2017.

•	Phase-two costs now include all government fees and taxes (previously allocated as sustaining capital).

Development diamond drilling Q1’12

During Q1’12, Oyu Tolgoi LLC completed a total of 7,459 metres of development drilling. Surface development drilling totalled 1,865 metres for Q1’12, including characterization drilling for Shaft #5 and the pilot hole for Vent Raise #3. Surface-resource definition infill drilling in the Hugo North initial cave area continued with 4,043 metres completed.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

A total of 1,551 metres of underground geotechnical drilling was completed at the Hugo North Deposit before the rigs were removed in February 2012 for the planned temporary shutdown of Shaft #1.

Exploration drilling continued in Q1’12

Ivanhoe Mines continued its exploration drilling program on the Oyu Tolgoi Project during Q1’12, completing 9,300 metres of surface exploration diamond drilling, including 5,412 metres of diamond drilling on the Oyu Tolgoi mining licence and 3,888 metres on Entrée Gold’s Javkhlant mining licence.

Five exploration drill rigs are in operation, including rigs that are delineating an initial resource for the Heruga North Deposit, a 2.5-kilometre, mineralized extension of the Heruga Deposit that extends northward to the Southern Oyu deposits. Drilling in Q1’12 focused on the southern one-kilometre-long section of this zone, where the deposit is closer to surface.

The Q1’12 highlights included:

•	Hole OTD1510D on the northern-most section intersected 378 metres of 0.26 g/t of gold and 0.55% copper from 1,498 metres.

•	In the next section, approximately 250 metres to the south, Hole OTD1569 intersected 352 metres of 0.38 g/t of gold and 0.60% copper from 1,496 metres.

•	On the same section as Hole OTD1569, Hole OTD1569C, a daughter hole, intersected 476 metres of 0.70 g/t gold and 0.33% copper from 1,728 metres.

•	Hole OTD1569D, another daughter hole, intersected 442 metres of 0.39 g/t of gold and 0.51% copper from 1,464 metres.

•	Hole OTD1570, 200 metres further south, intersected 502 metres of 0.53 g/t of gold and 0.19% copper from 1,456 metres.

Q1’12 drilling also was conducted on two adjacent sections that will fill in the gap between the Heruga resource and Heruga North, and possibly add to the inferred resource. Approximately 250 metres south of the OTD1570 section, hole OTD1490A is in progress. A further 250 metres south, on the Javkhlant mining licence, Hole EJD0034A – a step-out hole on the eastern side of the Heruga Deposit – intersected 590 metres of 0.70 g/t of gold and 0.33% copper from 1,280 metres.

Also on the Javkhlant licence, about five kilometres southwest of the Heruga Deposit, Hole EJD0038, drilled intersected 334 metres of 0.10 g/t of gold and 0.14% copper in a zone of advanced argillic alteration. Exploration holes OTD1571 and EJD0042, testing the eastern flank of the Heruga and Heruga North Deposits, are in progress.

Prior to the signing of the memorandum of agreement in April 2012, Ivanhoe Mines conducted certain exploration activities at the Oyu Tolgoi Project. As part of the agreement, all rights and responsibilities for conducting exploration activities for the Oyu Tolgoi Project now are held by the Rio Tinto affiliate that manages the Oyu Tolgoi Project.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

MONGOLIA

SOUTHGOBI RESOURCES (57.6% owned)

Chalco announced its intention to make a proportional bid for up to 60% of SouthGobi

On April 1, 2012, Ivanhoe Mines received notice that Aluminum Corporation of China Ltd. (Chalco) intends to make a proportional takeover bid for up to 60%, but not less than 56%, of the common shares of SouthGobi at C$8.48 per share. Ivanhoe Mines currently owns 104,807,155 shares of SouthGobi, representing approximately 57.6% of SouthGobi’s issued and outstanding shares. Ivanhoe Mines has entered into a lock-up agreement with Chalco and has agreed to tender all of its SouthGobi shares, on a pro-rata basis, to Chalco.

Depending upon the uptake of the offer by other SouthGobi shareholders, Ivanhoe Mines could receive up to approximately C$889 million ($886 million) from the sale of all of its shares in SouthGobi. A sale of 60% of its current holding would realize proceeds of approximately C$533 million ($532 million). Ivanhoe Mines plans to use the proceeds from the sale of its shares in SouthGobi primarily to fund the continued development of the Oyu Tolgoi Project.

The offer price for SouthGobi’s shares represented a 28% premium over the closing price on the TSX of C$6.62 on March 30, 2012, and a 32% premium over the volume-weighted average price on the TSX of C$6.41 during the 10 trading days prior to April 1, 2012.

The proportional offer from Chalco will be made by way of a takeover-bid circular under British Columbia law and will be made to all SouthGobi shareholders. If individual shareholders elect to tender more than 60% of their common shares of SouthGobi to the takeover bid – and if Chalco receives less than 60% of the outstanding common shares of SouthGobi as a result of the offer – a proportional amount of shares will be taken up, on a pro rata basis, from each shareholder who has elected to tender those additional shares.

Ivanhoe Mines has been advised that SouthGobi has not received any formal documentation relating to the proportional offer.

The proportional offer by Chalco is subject to all statutory and regulatory approvals, including Investment Canada Act and Competition Act approvals, Chinese regulatory approvals, regulatory approvals from the Government of Mongolia, as may be required, and Chalco shareholder approval. Chalco’s bid also is subject to confirmation by China Investment Corporation, SouthGobi’s second-largest shareholder, that it does not intend to exercise its right of first offer over Ivanhoe Mines’ SouthGobi shares.

On April 25, 2012, Chalco and Ivanhoe Mines announced that in the event of new foreign-investment legislation being implemented by the Government of Mongolia prior to the completion of the proportional offer, Chalco and Ivanhoe Mines will cooperate with the Government of Mongolia to ensure any requirements under such legislation are satisfied.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Subsequent to the announcement by Chalco and Ivanhoe Mines, published reports have indicated that proposed legislation regarding foreign investment is being discussed by Mongolia’s national parliament.

Under the terms and conditions set out in the lock-up agreement, Chalco agreed to make the take-over bid on or before July 5, 2012, and thereafter the bid must be taken up 36 days after it is made. On April 25, 2012, Chalco confirmed that its intention was to mail the circular on or about July 5, 2012, and all deposited shares would be taken up by Chalco on August 10, 2012. Chalco also confirmed that it would not mail the bid circular before June 28, 2012. Under the lock-up agreement, Ivanhoe Mines is required to deposit its shares to Chalco’s bid within 10 days after Chalco mails its circular. However, a condition to Chalco’s completion of the proposed partial offer is that all required regulatory approvals have been obtained on terms satisfactory to Chalco. Unless and until such regulatory approvals have been obtained to its satisfaction, Chalco may withdraw its bid (in which case all deposited shares would be returned to shareholders) or extend its bid up to 180 days from the date of the offer to allow time for regulatory processes to be completed. Chalco confirmed that it intends not to take up any shares under its bid unless and until the regulatory approvals from the Government of Mongolia, if any, as well as other regulatory approvals pursuant to the lock-up agreement, have been obtained and other conditions of the lock-up agreement have been satisfied or waived.

Sales and operations at SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi’s Ovoot Tolgoi Mine is in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

SouthGobi achieved sales of 0.84 million tonnes in Q1’12, an increase of 84% from of 0.45 million tonnes in Q1’11. SouthGobi recognized revenue of $40.2 million in Q1’12, an increase of 99% from $20.2 million in Q1’11 due to increased sales volumes and higher average realized selling prices. Sales volumes and revenue decreased from Q4’11 due to the extended closure of the Shivee Khuren border crossing for the Chinese New Year and Mongolian Tsagaan Sar public holidays.

SouthGobi’s average realized selling price increased to a record $56.79 per tonne in Q1’12, an increase of 13% from the Q1’11 average realized selling price of $50.29.

In Q1’12, SouthGobi produced 1.07 million tonnes of raw coal with a strip ratio of 2.07, compared to production of 1.11 million tonnes of raw coal in Q1’11 with a strip ratio of 3.47. The lower strip ratio for Q1’12 is a function of the mine plan and will be normalized over the life-of-mine.

Cost of sales was $30.4 million for Q1’12, compared to $20.3 million for Q1’11. Cost of sales comprise the direct cash costs of product sold, mine administration cash costs of product sold, equipment depreciation, depletion of mineral properties, share-based compensation and inventory write-downs, if any. Cost of sales increased in Q1’12 compared to Q1’11 due to higher sales volumes, which were partially offset by lower unit costs.

On February 13, 2012, SouthGobi successfully commissioned the dry-coal handling facility (DCHF) at the Ovoot Tolgoi Mine. The DCHF has the capacity to process nine million tonnes of ROM coal per year. The facility includes a 300-tonne-capacity dump hopper, which receives ROM coal to feed a rotary breaker, and screens that size coal to a maximum of 50 millimetres and reject oversize ash. The DCHF will be upgraded during 2012 to include dry-air separation, as well as covered load-out conveyors with fan stackers to transfer processed coals to stockpiles that will enable more efficient blending.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Potential suspension of licences

On April 16, 2012, SouthGobi announced that the Mineral Resources Authority of Mongolia (MRAM) held a news conference announcing a request to suspend exploration and mining activity on licences owned by SouthGobi Sands LLC, a wholly-owned subsidiary of SouthGobi. As at May 15, 2012, SouthGobi had not received any official notification from MRAM and Ivanhoe Mines has no reason to believe SouthGobi’s licences were not in good standing. However, Ivanhoe Mines cautions at this time that receipt of any such official notification would require a suspension of operations.

AUSTRALIA

IVANHOE AUSTRALIA (58.9% owned)

Ivanhoe Australia is continuing to make progress on its four main projects, achieving a significant milestone during Q1’12 with the start of production of copper-gold concentrate at the Osborne processing complex in northwestern Queensland. The other three projects – the Merlin molybdenum and rhenium project, the Mount Elliott copper-gold project and the Mount Dore cathode copper project – are in various stages of development and study. All the projects are on granted mining leases.

During Q1’12, work focused on beginning production from the Osborne processing complex and completing the Merlin feasibility study and Mount Elliott scoping study. The Mount Elliott Preliminary Economic Assessment, a NI 43-101-compliant report, was filed on www.sedar.com in May 2012.

Ivanhoe Australia incurred expenses of $47.6 million in Q1’12, compared to $30.4 million in Q1’11. The $17.2 million increase was a combination of development expenditures on the Merlin decline, production expenditures on the Osborne copper-gold project and exploration expenditures.

Osborne Copper-Gold Project

The start of production at the Osborne complex was an important strategic step for Ivanhoe Australia, elevating the company to the status of a producer. The Osborne Copper-Gold Study (Preliminary Economic Assessment, a Canadian NI 43-101-compliant technical report), released in October 2011, evaluated mill-feed sources only for an initial four-year period. Mill-feed included in the initial mine plan is to be sourced from the Osborne and Kulthor underground mines, the Osborne open-pit and the Starra 276 underground mine. Ivanhoe Australia is targeting a mine life of approximately 15 to 20 years, with a number of prospects identified as potential ore sources across Ivanhoe Australia’s Cloncurry tenements.

Processing operations began in early March 2012. All processing plant components and systems were tested and commissioned with no significant issues. Commissioning has proceeded well, with milling rates achieving target levels and recoveries and copper concentrate grades steadily improving to target rates. Production during March 2012 achieved throughput rates of up to 5,200 tonnes per day.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Production ramp-up is on target to achieve mill throughput for 2012 of between 700,000 and 900,000 tonnes of ore.

Merlin Molybdenum and Rhenium Project

The phase-one decline development at the Merlin Project was completed on time and on budget in January 2012. At completion, the north decline face had progressed to 1,682 metres while the south decline progressed to 531 metres. Phase-two decline development is expected to recommence following project approval from Ivanhoe Australia’s Board.

Regional exploration

Ivanhoe Australia has 43 granted Exploration Permits for Minerals (EPMs) covering a total of 4,687 square kilometres, including joint ventures, and 14 EPM applications with a total area of 2,115 square kilometres. The granted EPMs include 12 EPMs in the Ivanhoe Australia/Exco joint venture (525 square kilometres) and one EPM in the Goldminco/Ivanhoe (Osborne) joint venture (16 square kilometres).

Exploration in Q1’12 focused on copper-gold targets around the Osborne area and Houdini and exploration targets along the Mount Dore-Mount Elliott Trend and Starra Line.

Strategic partnership process

In January 2012, Ivanhoe Australia engaged UBS Investment Bank to assist in securing a strategic corporate partner to provide funding for the development of its projects. The strategic partnership process is progressing. Indicative, non-binding proposals have been received from several international parties.

KAZAKHSTAN

KYZYL GOLD PROJECT (50% owned)

Altynalmas Gold, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.

Exploration continuing; 34,000 metres of drilling planned for 2012

Drilling activities re-commenced at the Kyzyl Gold Project on March 15, 2012. A total of 3,385 metres were drilled during March 2012, all on Bakyrchik Exploration Licence No. 27. Exploration drilling in 2012 is budgeted to total 34,000 metres.

Completion of a NI 43-101 Technical Report

On February 27, 2012, Ivanhoe Mines and Altynalmas released the results of an independent feasibility study of the Kyzyl Gold Project. Roscoe Postle Associates completed an independent, NI 43-101-compliant technical report on the Kyzyl Gold Project based on a feasibility-study-level report completed by Fluor Canada and subsequent optimization studies undertaken by Hatch Mining and Metals Canada.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The project encompasses the re-development of the Bakyrchik underground mine, the construction of a new processing plant incorporating fluidized-bed ore-roasting technology, and supporting mine infrastructure.

OTHER EXPLORATION

During Q1’12, Ivanhoe Mines had active exploration programs in Indonesia, Mongolia and the Philippines. These programs principally are being conducted through joint ventures and are focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses and systematic rock-chip and channel sampling of all properties, ground geophysics and trenching. Exploration was ongoing in all these regions at the end of Q1’12.

OTHER DEVELOPMENTS

Change of Auditor

On April 2, 2012, Deloitte & Touche LLP (Deloitte) resigned from its position as auditor of the Company and was replaced by PricewaterhouseCoopers LLP. Deloitte, which provides non-audit services to Rio Tinto, resigned in connection with Rio Tinto becoming the majority shareholder of the Company in January, 2012. There are no circumstances connected to Deloitte’s resignation that should be brought to the attention of the Company’s shareholders.

DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that began on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.

During 2010, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. In 2010, Ivanhoe Mines initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration. The arbitration hearing was scheduled to occur in December 2011. In November 2011, the parties reached an out-of-court settlement whereby the original purchaser agreed to pay Ivanhoe Mines a reduced balance of $13.0 million by March 31, 2012. Ivanhoe Mines received the final payment on March 28, 2012.

Ivanhoe Mines has received a total of $157.4 million in proceeds from the sale of the Savage River Project.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in Q1’12 were $31.5 million, an increase of $6.2 million from Q1’11 ($25.3 million). The increase was primarily due to a large increase in advisory fees due to the negotiations with Rio Tinto regarding memorandum of agreement.

Interest income. Interest income in Q1’12 of $5.9 million was $0.8 million higher than Q1’11 ($5.1 million). The increase was attributable to $1.6 million in interest income accrued by Oyu Tolgoi LLC on the Government of Mongolia Treasury Bill and tax prepayments (Q1’11: $1.0 million).

Interest expense. Interest expense in Q1’12 of $0.7 million was $3.6 million lower than Q1’11 ($4.3 million). Included in interest expense was $0.4 million (Q1’11: $4.0 million) in interest incurred by SouthGobi on its convertible debenture (net of amounts capitalized).

Foreign exchange gains. The $9.9 million foreign exchange gain during Q1’12 was mainly attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar during the quarter. The majority of this foreign exchange gain was unrealized at March 31, 2012.

Share of loss of significantly influenced investees. The $18.3 million share of loss of significantly influenced investees in Q1’12 represented Ivanhoe Mines’ share of Altynalmas Gold’s loss ($19.1 million), offset by Ivanhoe Mines’ share of Exco’s income ($0.8 million).

Change in fair value of embedded derivatives. The $0.8 million change in fair value of embedded derivatives related to the Q1’12 change in fair value of the SouthGobi convertible debenture’s embedded derivative liability.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. The $113.3 million of cash used in operating activities in Q1’12 primarily was the result of $68.8 million in cash exploration expenditures, $23.5 million in cash general and administrative expenditures and a $39.0 million change in non-cash operating working capital.

Investing activities. The $724.7 million of cash used in investing activities in Q1’12 predominately consisted of $733.7 million used for property, plant and equipment purchases. The purchases mainly related to construction activities at the Oyu Tolgoi Project ($701.3 million), Ovoot Tolgoi ($12.9 million) and Ivanhoe Australia ($19.5 million). Other significant investing activities included $18.0 million advanced to Altynalmas Gold. Offsetting these outflows were cash receipts of $13.0 million from the final payment of the Savage River sale and $15.0 million of redemptions of other long-term investments.

Financing activities. The $721.9 million in cash provided by financing activities mainly was attributable to the $703.7 million drawn down on the Rio Tinto interim funding facility.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Liquidity and capital resources

At March 31, 2012, Ivanhoe Mines’ consolidated working capital was $570.5 million, including cash and cash equivalents of $895.1 million, compared with working capital of $528.4 million and cash and cash equivalents of $998.1 million at December 31, 2011.

Included in the March 31, 2012, cash and cash equivalents balance of $895.1 million was $125.1 million of SouthGobi’s cash and cash equivalents and $103.1 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.

As at May 15, 2012, Ivanhoe Mines’ consolidated cash position was approximately $750 million. Ivanhoe Mines believes that based on its current cash position, the value of investments in publicly-traded subsidiaries, the availability of the undrawn portion of a $1.8 billion Rio Tinto interim funding facility and the availability of the components of the comprehensive financing plan agreed in April 2012 with Rio Tinto, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Carrying out the development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which Ivanhoe Mines holds interests depends upon the Company’s ability to obtain financing through capital markets, sales of non-core assets or other means. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Ivanhoe Mines sometimes operates regions of the world that are prone to economic and political instability, which may make it more difficult for the Company to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Financial instruments

The carrying value of Ivanhoe Mines’ financial instruments was as follows:

(Stated in $000’s of dollars)	March 31, 2012	December 31, 2011
Financial Assets
Held-for-trading
Long-term investments	6,003	7,431
Other long-term investments	87,331	92,874
Available-for-sale
Long-term investments	62,233	68,637
Other long-term investments	250,409	224,451
Cost method
Long-term investments	16,234	16,234
Loans and receivables
Accounts receivable	81,097	102,460

Investments in companies subject to significant influence
Long-term investments	14,766	14,975

Financial Liabilities
Accounts payable and accrued liabilities	553,509	681,185
Amounts due under credit facilities	45,799	44,884
Interim funding facility	1,112,003	405,162
Convertible credit facility debt host contract and interest payable	100,769	99,766

Derivatives
Convertible credit facility embedded derivative liability	49,164	48,388

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•	Long-term investments—Their fair values were determined by reference to published market quotations, which may not be reflective of future values.

•	Other long-term investments—Their fair values were determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

•	Convertible credit facility embedded derivative liability – The fair value was determined using a Monte Carlo simulation valuation model.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Quarter Ended March 31,
(Stated in $000’s of dollars)	2012	2011
Unrealized losses on long-term investments	$(372)	$(3,762)
Unrealized gains on other long-term investments	8,873	388
Change in fair value of derivative	—	(432,536)
Change in fair value of embedded derivatives	(776)	(36,781)

The consolidated statements of comprehensive loss include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Quarter Ended March 31,
(Stated in $000’s of dollars)	2012	2011
Unrealized (losses) gains on available-for-sale equity securities	$(4,402)	$46,550
Unrealized gains on available-for-sale debt securities	24,548	1,820

Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

Ivanhoe Mines is exposed to interest-rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities, the Rio Tinto interim funding facility, and cash and cash equivalents. Interest-rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SHARE CAPITAL

At May 15, 2012, the Company had a total of:

•	741.4 million common shares outstanding; and

•

21.3 million incentive stock options outstanding, with a weighted average exercise price of C$14.22 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share.

OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Ivanhoe Mines’ financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, which in certain instances requires the approval of Rio Tinto; base and precious metal prices; coal prices and foreign-exchange rates. Volatility in these markets continues to be high.

Financing

The memorandum of agreement signed by the Company and Rio Tinto on April 18, 2012, established Rio Tinto’s support for a series of funding measures expected to cover the projected capital requirements for the Oyu Tolgoi Project for the next several years. For further details of the memorandum of agreement and related funding measures, please refer to the section titled “Update of Developments with Rio Tinto” on page 36 of this MD&A.

Highlights of the funding measures include:

•	Rio Tinto will provide an additional bridge-funding facility of up to $1.5 billion;

•	Rio Tinto will support an Ivanhoe Mines equity financing with a goal of $1.8 billion in gross proceeds, subject to certain terms and conditions.

•	Rio Tinto will provide full support for completion of an Oyu Tolgoi project-finance package of $3 to $4 billion that remains under negotiation with third-party lenders.

The Company and Rio Tinto are currently engaged in discussions with respect to certain existing terms of the memorandum of agreement, including the standby commitment and the Series D warrants with a view to amending certain terms to address conditions of regulatory approval and to more closely align the terms of the proposed equity financing with current market conditions.

In addition, any funds received from the sale of any of the Company’s holding in SouthGobi also would supplement the above funding measures.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Commodity prices and 2012 production

Commodity prices are a key driver of Ivanhoe Mines’ future earnings and current prices are well above historic averages. Although Ivanhoe Mines is concerned about current global economic conditions, particularly in the United States and Europe, it believes that, over the longer term, as China and India continue to industrialize, the Chinese and Indian economies will continue to be major positive factors in the future demand for Ivanhoe Mines’ commodities. Ivanhoe Mines believes that the long-term price environment remains favourable for the products that it produces and sells.

The volatility in copper prices in 2011 due to uncertain global economic conditions, continued into Q1’12. The London Metals Exchange (LME) copper prices in Q1’12 traded in a range of $3.38 per pound to $3.93 per pound and averaged $3.77 per pound. Copper is currently trading at approximately $3.62 per pound, slightly below the Q1’12 average.

It is difficult to reliably forecast commodity prices and customer demand for Ivanhoe Mines’ products; however, Iong-term sales contracts now have been signed on a substantial portion of Oyu Tolgoi’s concentrate production.

The announcement by Chalco that it intends to make a proportional take-over bid for up to 60% of SouthGobi has created significant uncertainty for SouthGobi’s business. This uncertainly results from the MRAM news conference announcing a request to suspend exploration and mining activity on licences owned by SouthGobi. Advice to SouthGobi suggests that the action was taken under the Mongolian government’s broad national security powers. MRAM stated that the move was in connection to the proposed proportional takeover bid by Chalco, and the agreement by Ivanhoe Mines to tender its controlling interest in SouthGobi to such a takeover. The suspension would be initiated to allow the Government of Mongolia to review the proposed change of ownership. Although SouthGobi has not received any official notification and Ivanhoe Mines has no reason to believe SouthGobi’s licences are not in good standing, Ivanhoe Mines cautions at this time that receipt of any official notification would require a suspension of operations.

The announcement regarding potential licence suspension has created significant uncertainty among SouthGobi’s customers. Concern over whether SouthGobi will be able to deliver contracted volumes in Q2’12 in some cases has led customers to reduce their coal-purchase requirements.

In addition to the aforementioned issues surrounding the proportional offer by Chalco, the State Standards Inspection Authority of Mongolia inspected the existing gravel road used to transport coal from the Ovoot Tolgoi Complex and neighboring mines to China in early April 2012 and requested certain upgrades. The road was unusable while the upgrade work was performed. The works have been completed and the road has re-opened. However, Ivanhoe Mines cautions that any future extended road closure would impact customers’ abilities to collect coal.

Due to the uncertainty surrounding SouthGobi’s business, Ivanhoe Mines is unable to provide any guidance for Q2’12.

Other information

The Company is actively involved in advancing several other projects. These activities are ongoing in 2012, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its focus on copper and gold production; and Altynalmas Gold and its drilling program at the Kyzyl Gold Project.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SouthGobi continues to have sufficient liquidity and capital resources to meet its ongoing obligations and future contractual commitments. In the near term, SouthGobi expects its liquidity to remain strong, based on residual proceeds from the 2009 convertible debenture offering and proceeds from the 2010 global equity offering. SouthGobi has in place a planning, budgeting and forecasting process to help determine the funds required to support its normal operations on an ongoing basis and its expansionary plans. Factors that could impact SouthGobi’s liquidity are monitored regularly and include, but are not limited to, Chinese economic growth; market prices of coal; production levels; operating cash costs; capital costs; exchange rates of currencies of countries where SouthGobi operates; exploration; and discretionary expenditures. Factors currently creating uncertainty surrounding SouthGobi’s operations include the announced Chalco transaction and the MRAM news conference announcing an unofficial request to suspend exploration and mining activity on licences owned by SouthGobi.

Ivanhoe Australia’s operations and development plans for 2012 are dependent on raising additional funds. Ivanhoe Australia’s liquidity requirements have arisen principally from the need for working capital to finance exploration and development, the acquisition of exploration and mining rights and the costs associated with bringing the Osborne Copper-Gold Project into production in March 2012. Ivanhoe Australia’s principal sources of funds were proceeds from the $180 million equity placement completed in November 2011 and the September 2010 entitlement offering raising of $269 million. Ivanhoe Australia’s liquidity primarily will depend on its ability to obtain financing to meet its future operating and capital expenditure requirements. At March 31, 2012, Ivanhoe Australia had cash reserves of $103.1 million. Ivanhoe Australia’s operations and development plans are dependent on raising additional funds. Ivanhoe Australia is considering various forms of funding, including the sale of project interests to raise funds, equity issuance and/or debt issuance to ensure that it can continue as a going concern.

Ivanhoe Mines owns 50% of Altynalmas Gold, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.

Exchange Rates

SouthGobi’s coal sales generally are settled in U.S. dollars, while a significant portion of its expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on its operating margins, unless such fluctuations are offset by related changes to commodity prices.

Ivanhoe Mines holds a portion of its cash resources in currencies other than the U.S. dollar. Ivanhoe Mines expects to incur future expenditures in currencies other than the U.S. dollar, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly, given the recent volatility in foreign-exchange rates.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

OFF-BALANCE-SHEET ARRANGEMENTS

During the three months ended March 31, 2012, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

CONTRACTUAL OBLIGATIONS

As at March 31, 2012, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2011.

CHANGES IN ACCOUNTING POLICIES

In May 2011, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012. The adoption of the updated guidance had no impact on the Company’s consolidated financial position or results of operations.

In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012, except for changes as they relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of the updated guidance had no impact on the Company’s consolidated financial position or results of operations.

The following table presents the retrospective application of the updated ASC guidance on presentation of comprehensive income for the years ended December 31, 2011 and 2010:

IVANHOE MINES LTD.
Consolidated Statements of Comprehensive Loss
(Stated in thousands of U.S. dollars)
	Year Ended December 31,
	2011	2010
NET LOSS	$(614,701)	$(278,431)
OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized (losses) gains on available-for-sale equity securities, net of tax recovery (provision) of $3,377, ($4,328)	(38,826)	35,473
Unrealized gains (losses) on available-for-sale debt securities, net of tax of $nil, $nil	2,738	(9,732)
Currency translation adjustments, net of tax of $nil, $nil	(1,368)	29,054
Less: reclassification adjustments for losses recorded in earnings:
Long-term investments
Other-than-temporary impairment charges	—	3

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(37,456)	54,798

TOTAL COMPREHENSIVE LOSS	$(652,157)	$(223,633)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires Ivanhoe Mines to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2011.

RECENT ACCOUNTING PRONOUNCEMENTS

There were no recently issued United States accounting pronouncements other than those the Company previously disclosed in its MD&A for the year ended December 31, 2011 or those already adopted in 2012 and disclosed under “Changes in Accounting Policies”.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards (NI 52-107) which permits Canadian public companies that are also SEC registrants the option to prepare their financial statements in accordance with US GAAP. Under NI 52-107 there is no requirement to provide a reconciliation of the US GAAP financial statements to IFRS. Consequently, Ivanhoe Mines was not required to convert to IFRS effective January 1, 2011.

RISKS AND UNCERTAINTIES

Ivanhoe Mines is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business.

Other than the below risks, the material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2011.

•

The comprehensive financing plan contemplated by the memorandum of agreement consists of a number of components, including a proposed equity financing and a series of equity and debt financing support obligations and facilities to be provided by Rio Tinto. Each of these obligations and facilities is subject to terms and conditions which, if not fulfilled or waived by Rio Tinto, would permit Rio Tinto to terminate some or all of them. The failure to successfully implement the comprehensive financing plan, as contemplated by the memorandum of agreement, will have a material adverse effect on the Company as it does not otherwise have sufficient cash or alternate sources of financing available to maintain its business activities as currently conducted and will be in default of its obligations to Rio Tinto under the existing $1.8 billion interim funding facility. In these circumstances, the Company may not have the ability to obtain alternate debt or equity financing on commercially acceptable terms, or at all.

Failure to obtain sufficient additional financing would likely have a materially adverse impact on the Company’s ability to maintain the current development schedule for the Oyu Tolgoi Project and could jeopardize its ability to meet its contractual commitments to third parties in respect of the Oyu Tolgoi Project. The ongoing development of the Oyu Tolgoi Project requires the Company to fund a phase-one capital budget in 2012 of US$2.1 billion. The Company only has sufficient funds to continue funding the Oyu Tolgoi Project and meet its other cash requirements until the end of July 2012. Without the funding contemplated by the memorandum of agreement, the Company will not be in a position to continue development of the Oyu Tolgoi Project, which could substantially increase the political risks for the Oyu Tolgoi Project in Mongolia. As a result, the failure to obtain sufficient additional financing would have a material adverse impact on the Company.

•

On April 1, 2012, the Company entered into the lock-up agreement with Chalco whereby the Company agreed to tender all of its SouthGobi shares into Chalco’s SouthGobi Takeover Bid. Depending on the number of common shares tendered to the SouthGobi Takeover Bid by other SouthGobi shareholders, the Company could receive proceeds from the sale of its SouthGobi shares of up to Cdn$889 million dollars. Although the lock-up agreement commits Chalco to make the SouthGobi Take-Over Bid, its obligation to take up any of the SouthGobi shares tendered to the bid and complete the acquisition is subject to a number of conditions, including receipt of all requisite approvals from regulatory authorities in Canada and China. The Government of Mongolia has introduced legislation in parliament that, if and when implemented, also would require Mongolian regulatory approval for the SouthGobi Takeover Bid. There is no assurance that all requisite regulatory approvals for the SouthGobi Takeover Bid will be forthcoming in a timely manner, or at all.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Unless and until such regulatory approvals have been obtained to its satisfaction, Chalco may withdraw the SouthGobi Takeover Bid or extend it up to 180 days from the date of the offer to allow time for regulatory processes to be completed. Chalco has confirmed that it intends not to take up any SouthGobi shares under the bid unless and until the regulatory approvals, if any, from the Government of Mongolia and other regulatory approvals contemplated by the terms of the Lock-up Agreement have been obtained and other conditions of the Lock-up Agreement have been satisfied or waived.

If Chalco withdraws the SouthGobi Takeover Bid, the Company will not have access to the proceeds of the sale of its SouthGobi shares as anticipated, which may adversely affect its capital resources and liquidity. Such withdrawal also may adversely affect the value of the Company’s investment in SouthGobi.

RELATED-PARTY TRANSACTIONS

The following tables summarize transactions with related parties which were primarily incurred by Ivanhoe Mines on a cost-recovery basis with a shareholder of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm with which an officer of a subsidiary of the Company is associated. The tables summarize related party transactions by related party and by type:

	Quarter Ended March 31,
(Stated in $000’s of U.S. dollars)	2012	2011
Rio Tinto plc (a)	$38,135	$11,055
Global Mining Management Corporation (b)	3,558	2,659
Ivanhoe Capital Aviation LLC (c)	1,710	1,736
Fognani & Faught, PLLC (d)	200	3
Ivanhoe Capital Corporation (e)	35	64
Ivanhoe Capital Services Ltd. (f)	130	258

	$43,768	$15,775

	Quarter Ended March 31,
	2012	2011
Development and exploration	$38,035	$11,055
Salaries and benefits	2,743	2,204
Travel (including aircraft rental)	1,710	1,736
Office and administrative	1,080	777
Legal	200	3

	$43,768	$15,775

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Accounts receivable and accounts payable at March 31, 2012, included $1.2 million and $61.8 million, respectively (December 31, 2011—$1.2 million and $28.2 million, respectively), which were due from/to a shareholder of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm with which an officer of a subsidiary of the Company is associated.

(a)

Rio Tinto owns 50.9% of Ivanhoe Mines. Rio Tinto provides services for the Oyu Tolgoi Project on a cost-recovery basis. As at March 31, 2012, $66.1 million (December 31, 2011—$56.8 million) in payables to Rio Tinto have been classified as non-current. Payments of these amounts have been deferred until Ivanhoe Mines reaches certain production milestones at the Oyu Tolgoi Project.

In December 2010, provided Ivanhoe Mines with a non-revolving, interim funding facility of $1.8 billion. In December 2011, Ivanhoe Mines made its first draw on the facility. A total of $1.1 billion had been drawn down by March 31, 2012, which increased to $1.4 billion as at May 15, 2012.

Further information of Ivanhoe Mines’ relationship is detailed in the “Update of Developments with Rio Tinto” section.

(b)

Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting and other office services to the Company on a cost-recovery basis.

(c)

Ivanhoe Capital Aviation LLC (Aviation) is a private company 100%-owned by the Company’s former Chief Executive Officer, Robert Friedland. Aviation operated aircraft which was rented by the Company on a cost-recovery basis. Arrangements with ICA were terminated in April 2012.

(d)	An officer of a subsidiary of the Company is associated with Fognani & Faught, PLLC, a legal firm that provides legal services to Ivanhoe Mines.

(e)

Ivanhoe Capital Corporation (ICC) is a private company 100%-owned by the Company’s former Chief Executive Officer, Robert Friedland. ICC provided administration and other office services out of London, England on a cost-recovery basis. Arrangements with ICC were terminated in April 2012.

(f)

Ivanhoe Capital Services Ltd. (ICS) is a private company 100%-owned by the Company’s former Chief Executive Officer, Robert Friedland. ICS provided management services out of Singapore on a cost-recovery basis. Arrangements with ICS were terminated in April 2012.

Ivanhoe Mines has a 50% interest in Altynalmas Gold. During Q1’12, Ivanhoe Mines recognized $1.1 million (Q1’11 – $0.8 million) in interest income on its shareholder loan balance with Altynalmas Gold.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The Company’s former Chief Executive Officer, Robert Friedland, has an interest in Ivanplats. As at March 31, 2012, Ivanhoe Mines held 8.1% of Ivanplats issued and outstanding shares.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended March 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Stephen Torr, P.Geo, an employee of Ivanhoe Mines and a “qualified person” as that term is defined in NI 43-101.

CAUTIONARY STATEMENTS

LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2011, and other continuous disclosure documents filed by the Company since January 1, 2012, at www.sedar.com.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Ivanhoe Mines’ beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the statement that the memorandum of agreement is expected to cover the project capital requirements for the Oyu Tolgoi project for the next several years; the statement that the Company and Rio Tinto are currently engaged in discussions with respect to certain existing terms of the memorandum of agreement with a view to amending certain terms to address conditions of regulatory approval and to more closely align the terms of the proposed equity financing with current market conditions; the statement that initial production from the Oyu Tolgoi Project is projected to begin in the second half of 2012, with commercial production to follow in the first half of 2013; the statements concerning the expected timing of initial production from the Hugo North block-cave mine; statements related to the expansion of throughput capacity of the concentrator; statements regarding the timing of completion and pre-commissioning of Lines #1 and #2 of the concentrator; the statement that imported power is expected to be available at the Oyu Tolgoi site in the second half of 2012; the statements that the physical construction of all transmission infrastructure necessary to import power from China will be completed by July 2012; the statements regarding the plans to extend the electrical transmission power line from across the Mongolian border into the Inner Mongolian electrical grid; the statements concerning the timing and outcome of discussions between the Mongolian and Chinese authorities regarding importing electrical power from China; the schedule of receipt of permits, commercial arrangements and power-purchase tariffs from the Government of Mongolia; the statements concerning the approval, budget and timing of any construction of a coal-fired power plant at Oyu Tolgoi; statements concerning the resuming of underground lateral development in September 2012; statements relating to the Shaft # 1 and 2 development plans, along with the plans for the ventilation raise holes; statements concerning the expected markets for concentrate produced at the Oyu Tolgoi Project; statements related to the anticipated capital costs and the phase-one budget of the Oyu Tolgoi Project; statements concerning the revised expectations of the total phase-one budget to bring the Oyu Tolgoi Project into commercial production; statements regarding the timing of the full mining fleet at the Oyu Tolgoi Project being in operation; initial production estimates; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; statements regarding the goal to have the Oyu Tolgoi Project financing be in place by December 31, 2012; statements related to the Rio Tinto having the ability to choose to advance senior loans to Oyu Tolgoi LLC as an alternative to project financing; statements concerning the preparation of DIDOP by Oyu Tolgoi LLC and its content and timing; statements concerning the amount of proceeds Ivanhoe Mines could receive from Chalco for the sale of its shares in SouthGobi; statements regarding SouthGobi’s coal strip ratio being normalized over the life-of-mine; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, the statements concerning SouthGobi’s expected coal sales and prices in Q2’12 and related statements about border access; the statements concerning the dry coal handling facility enabling more efficient blending of coal; the statement that if official notification from MRAM is received regarding a suspension of activity on SouthGobi’s licences that this would require a suspension of operations; the statements concerning the Ivanhoe Australia’s need for additional funds to develop its projects; statements concerning the development and construction of the Merlin Project; statements concerning expected production throughput at the Osborne processing plant; statements concerning the planned drilling on the Bakyrchik Mining Lease and the surrounding exploration licence; the statement that if the comprehensive financing plan is not successfully implemented the Company may not have the ability to obtain alternate debt or equity financing which could have a material impact on the development schedule of the Oyu Tolgoi Project; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; statements concerning foreign-exchange rate volatility; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Kay Priestly, Chief Executive Officer of Ivanhoe Mines Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended March 31, 2012.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

1

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 15, 2012

/s/ Kay Priestly

Kay Priestly
Chief Executive Officer
Ivanhoe Mines Ltd.

2

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Christopher M. Bateman, Chief Financial Officer of Ivanhoe Mines Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended March 31, 2012.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

1

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 15, 2012

/s/ C. M. Bateman
Christopher M. Bateman
Chief Financial Officer
Ivanhoe Mines Ltd.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: May 15, 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary